SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON DC 20549


                                  FORM 6-K

                          Report of Foreign Issuer

                    Pursuant to rule 13a-16 or 15d-16 of
                    the Securities Exchange Act of 1934


                              File No. 0-17140

                        For the month of November, 2004

                                Tomkins plc

              (Translation of registrant's name into English)

                 East Putney House, 84 Upper Richmond Road,
                      London SW15 2ST, United Kingdom
                  (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                    Form 20-F...X..... Form 40-F........

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                           Yes....... No...X....


Exhibit Index

Exhibit No.

1.  Safe Harbour Statement

2.  Unaudited 2004 third quarter and nine-month results dated 24 November 2004



Exhibit 1

This document may contain "forward-looking statements" within the meaning of
Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934 (the "Exchange Act"). When used in this document, the words "anticipate", "believe", "estimate", "assume", "could", "should", "expect" and similar expressions, as they relate to Tomkins or its management, are intended to identify such forward-looking statements. Such statements are based on management's good faith assumptions, anticipations, expectations and forecasts concerning Tomkins' future business plans, products, services, financial results, performance and future events and on information relevant to our businesses, industries and operating environments. Such forward-looking statements are subject to certain risks and uncertainties that could cause the actual results, performance or achievements of Tomkins to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Such risks and uncertainties, include, among others, adverse changes or uncertainties in general economic conditions in the markets we serve, changes in laws or regulatory developments adverse to us (including environmental-related laws or regulations), difficulties we may face in maintaining necessary licenses or other governmental approvals, changes in the competitive position or introduction of new competitors or new competitive products, reduced demand for our products, loss of key customers or lack of acceptance of new products or services by Tomkins' targeted customers, difficulties in controlling our costs in correlation with the prices charged to our customers, increases in the cost of raw materials, difficulties in obtaining sufficient levels of supplies or equipment in a timely or cost-effective manner, loss of key distributors, product liability claims, inability to preserve proprietary interests in intellectual property, changes in business strategy, any management level or large-scale employee turnover, any major disruption in production at our key facilities, difficulties in raising sufficient capital on favourable terms, adverse changes in foreign exchange rates, embargoes, acts of terrorism or war, and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. For more discussion of the risks affecting us, please refer to Item 3.D. in our latest Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission.

These forward-looking statements represent our view only as of the date they are made, and we disclaim any obligation to update forward-looking statements contained herein, except as may be otherwise required by law.

Exhibit 2







Contact                                              Date 24 November 2004
Joanna Downing
Corporate Communications Manager
Tel +44 (0) 20 8877 5189
Email jdowning@tomkins.co.uk
Rollo Head / Robin Walker
Finsbury
Tel +44 (0) 20 7251 3801



               Unaudited 2004 third quarter and nine-month results
Contents

1. Highlights

2. Summary of results

3. Overview of principal markets

4. Operating review

5. Financial review

6. Financial data

7. Financial information in sterling under UK GAAP

8. Supplemental financial information in US dollars under US GAAP

9. Reconciliation of financial information in sterling under UK GAAP to financial information in US dollars under US GAAP

Notes

1. The Group reports its results on a quarterly basis in sterling under UK GAAP and in US dollars under US GAAP. Unless otherwise stated, the commentary in this announcement refers to the UK GAAP financial information and compares the first nine months of 2004 with the first nine months of 2003.

2. In this announcement, the term "underlying" indicates the amount has been adjusted for the effects of currency translation, and acquisitions and disposals; in the case of profits, the amount is also stated before goodwill amortisation and operating exceptional items. Some figures and ratios mentioned in this announcement are not readily available from the financial information and details of how these figures and ratios have been arrived at are set out in section 6 'Financial data'.

3. Commentary on the third quarter results compares unaudited results for the 91 day period from 4 July 2004 to 2 October 2004 ("Q3 2004") with unaudited results for the 91 day period from 6 July 2003 to 4 October 2003 ("Q3 2003"). Commentary on the nine-month results compares unaudited results for the 273 day period from 4 January 2004 to 2 October 2004 with unaudited results for the 277 day period from 1 January 2003 to 4 October 2003.

4. The financial information provided in this announcement has not been subject to audit or review by the independent auditors.

5. Around 65 per cent of the Group's revenues arise in the USA. Financial information has been translated at an average rate of GBP1=$1.82 for Q3 2004, compared with GBP1=$1.61 in Q3 2003, and at the average rate of GBP1=$1.82 in the nine-month period to 2 October 2004, compared with GBP1=$1.61 in the nine-month period to 4 October 2003, reflecting a 13.0 per cent reduction in the sterling/US dollar exchange rate for both periods.

1. HIGHLIGHTS

     Third quarter                                             Nine months
     2004        2003                                         2004        2003
GBP million GBP million                                GBP million GBP million

                        Sales
    735.8       805.5       Continuing operations          2,277.5     2,356.6
        -        14.8       Discontinued operations            6.2        62.7
    735.8       820.3                                      2,283.7     2,419.3
                        Operating profit before
                        operating exceptional items and
                        goodwill amortisation*
                        (continuing operations)
     47.4        46.5       Industrial & Automotive          148.5       144.3
     14.3        14.4       Air Systems Components            36.4        31.7
     14.8        20.0       Engineered & Construction         48.3        52.2
                            Products
     (6.5)       (6.2)      Central costs                    (18.8)      (17.9)
                        Operating profit before
                        operating exceptional items
                        and goodwill amortisation*
     70.0        74.7        Continuing operations           214.4       210.3
        -        (0.3)      Discontinued operations            0.1         0.1
     70.0        74.4   Group operating profit before        214.5       210.4
                        operating exceptional
                        items and goodwill amortisation*
     (1.9)      (11.6)  Operating exceptional items          (12.4)      (27.5)
     68.1        62.8   Operating profit before goodwill     202.1       182.9
                        amortisation*
     68.6        61.7   Profit before taxation               170.0       156.4
     4.89p       4.76p  Basic earnings per share before      15.33p      13.88p
                        non-operating exceptional items
                        and goodwill amortisation
     5.58p       4.73p  Basic earnings per share             13.14p      10.76p
 $1,330.2m   $1,264.7m  Net sales from continuing         $4,084.7m   $3,667.4m
                        operations in US dollars
                        under US GAAP
   $125.8m     $103.6m  Operating income from continuing    $381.8m     $310.3m
                        operations in US dollars under
                        US GAAP


* See section 6

Comparing the first nine months of 2004 and 2003:

- Underlying sales growth of 6.0 per cent
- Underlying operating profit before operating exceptional items and goodwill amortisation ahead by 12.9 per cent
- Reported sterling sales of GBP2,283.7 million were lower due to an adverse currency impact of GBP220.0 million
- Reported operating profit before goodwill amortisation was ahead by 10.5 per cent, despite a negative currency effect of GBP21.3 million
- Basic earnings per share before non-operating exceptional items and goodwill amortisation were up by 10.4 per cent
- All business groups achieved double-digit margins, before operating exceptional items and goodwill amortisation

James Nicol, Chief Executive Officer, commented:

"I am pleased that each of our operating groups has maintained double-digit operating margins for the year-to-date notwithstanding higher raw material input costs and some weakness in the automotive aftermarket. Increased selling prices have enabled us to pass on a good proportion of the higher costs and our continued focus on new product development, manufacturing excellence and operational efficiencies has mitigated much of the balance."


2. SUMMARY OF RESULTS

In the first nine months of 2004, underlying sales were up by 6.0 per cent and underlying operating profit increased by 12.9 per cent. Reported sales and operating profit (before operating exceptional items and goodwill amortisation) were GBP2,283.7 million (2003: GBP2,419.3 million) and GBP214.5 million
(2003: GBP210.4 million) respectively.

The effect of currency translation, particularly the weakness of the US dollar, reduced reported sales and operating profit (before operating exceptional items and goodwill amortisation) by GBP220.0 million and GBP22.8 million respectively in the nine months.

Underlying sales in Industrial & Automotive grew by 5.1 per cent and underlying operating profit by 12.1 per cent, driven by a strong performance by Fluid Power and Fluid Systems in the industrial and automotive markets respectively.

Air Systems Components' underlying operating profit rose 28.2 per cent. Strong demand in the residential construction market as well as our emphasis on low-cost manufacturing pushed up the operating margin, before goodwill amortisation, to 12.6 per cent in the third quarter.

Underlying sales from continuing operations in Engineered & Construction Products were up 9.3 per cent in the first nine months. Underlying operating profit from continuing operations rose 3.9 per cent.

Central costs in the nine months were GBP18.8 million, up from GBP17.9 million in 2003.

Operating exceptional items before taxation were GBP12.4 million (2003: GBP27.5 million) and non-operating exceptional charges were GBP11.9 million
(2003: GBP13.3 million).

The net interest charge was GBP10.9 million (2003: GBP4.6 million) and profit before taxation was GBP170.0 million (2003: GBP156.4 million).

Earnings per share before exceptional items and goodwill amortisation were 15.33 pence (2003: 13.88 pence) and basic earnings per share were 13.14 pence (2003:
10.76 pence).

The Group has continued to balance the expected benefits realized from lean manufacturing and operational efficiencies with the impact of additional increases in raw material costs, in particular steel, certain other metals and oil based chemical derivatives. The net cost to the Group of increases in raw material costs, excluding energy, in the nine months was GBP12.4 million, of which approximately GBP5.4 million was in the third quarter. As a result of selling price increases introduced during the year we now estimate that the net effect of raw material cost increases for the full year is likely to be of the order of GBP15 million. As previously reported, the ability to recover increases in costs through higher selling prices varies across our markets. Increases in energy prices are not particularly significant to the Group as energy costs generally represent less than one per cent of sales.

Outlook

The Group continues to deliver strong operating performance and returns across its businesses, although reported sales and profits of the Group are impacted by the translation effect of the weaker dollar. Despite the recent softness in the automotive aftermarket, a slowdown in automotive production volumes and higher raw material costs, we continue to expect an improvement in the underlying performance of the Group in the current year.


3. OVERVIEW OF PRINCIPAL MARKETS

Automotive original equipment (28.0 per cent of Group sales)
(Encompassing: Powertrain, Fluid Power, Fluid Systems, Wiper Systems and Other Industrial & Automotive)

Over the first nine months of 2004, automotive production in North America and Western Europe was in line with last year. However, production volumes slowed during the third quarter and the Big Three US domestic manufacturers continued to lose market share to non-domestic manufacturers. For the remainder of the year, we expect that production volumes will remain subdued in North America and Western Europe, with the full year being flat compared to 2003. Looking ahead to 2005, CSM Auto is forecasting production to grow just over 1 per cent in North America and Western Europe. In the Chinese market, growth slowed in the third quarter but production is still forecast to reach 3.75 million units; a growth rate of 13.9 per cent for 2004 as a whole. CSM Auto is forecasting an increase in production in China next year of nearly 20 per cent.

Automotive aftermarket (18.2 per cent of Group sales)
(Encompassing: Powertrain, Fluid Power, Fluid Systems, Wiper Systems and Other Industrial & Automotive)

The automotive aftermarket in North America in the third quarter was negatively affected by some specific factors: severe hurricanes in the South East of the US caused significant disruption; higher fuel prices discouraged spending on automobile maintenance; and, reduction of inventories in the supply chain resulted from some customer consolidation such as the acquisition of MAWDI by Uni-Select and World Pac being acquired by Carquest. Lower like-for-like store sales have been reported by some of our retail customers. Although in September volumes had shown a return to more normal levels, in October and November there has been some continued softness in the market.

Industrial original equipment (8.1 per cent of Group sales)
(Encompassing: Power Transmission, Fluid Power and Other Industrial &
Automotive)

During the quarter the market continued to show strong year-on-year growth in North and South America as well as in Europe. In North America our OEM (Original Equipment Manufacturer) customers are experiencing good growth in demand for agricultural and construction equipment which is likely to continue for the remainder of the year and into 2005.

Industrial replacement (11.1 per cent of Group sales)
(Encompassing: Power Transmission, Fluid Power and Other Industrial &
Automotive)

Despite the high levels of inventory replenishment by US distributors seen in the first half of the year, expectations of a third quarter slowdown in the industrial replacement market did not materialise. For the remainder of the year volumes are expected to remain strong, continuing into 2005.

Residential construction (11.2 per cent of Group sales)
(Encompassing: Air Systems Components, Lasco Bathware and Philips)

The US residential construction market continued to show strong growth, with housing starts up 8.7 per cent and completions up 11.1 per cent in the nine months. All signs indicate that residential construction should have a good finish to 2004. A good backlog of permits provides reassurance that the market will remain robust into 2005. The latest forecast from the National Association of Home Builders for 2005 is that housing starts will be 4.2 per cent lower than the record level expected this year.

Non-residential construction (9.2 per cent of Group sales)
(Encompassing: Air Systems Components, Lasco Bathware and Philips)

The US non-residential construction market was lower by 0.9 per cent in square footage terms compared to the first nine months of last year. In value terms, the market is up 2.9 per cent. Although it is not yet clear whether the bottom of the market has been reached, the rate of decline has slowed considerably. For the remainder of the year we are hopeful there will be signs of year-on-year improvement although any meaningful volume increase is not expected until 2005.

Recreational vehicles (1.9 per cent of Group sales)
(Encompassing: Dexter Axle and Philips)

For the nine-month period, sales of recreational vehicles were 17.5 per cent above last year. However, growth in the market slowed in the third quarter from the rapid increase experienced in the first half of the year. Fourth quarter expectations are for flat sales as compared to the same period last year. 2005 is forecast to be down slightly on the current year.

Manufactured housing (1.5 per cent of Group sales)
(Encompassing: Dexter Axle and Philips)

Shipments of manufactured homes are down overall this year by a modest 2.9 per cent compared to the first nine months of 2003. The rate of year-on-year decline has slowed as the year has progressed and the bottom of the market seems to have been reached. The balance of the year is likely to remain flat with any pick-up occurring in 2005.

The remaining 10.9 per cent of Group sales relates to other markets, including bulk and postal handling, industrial and utility trailers, original equipment service, and irrigation and drainage.


4. OPERATING REVIEW

Industrial & Automotive

All regions with the exception of North America showed sales improvements. Sales to North American automotive OEMs were lower than the previous year and sales volumes at Stackpole were softer due to reduced volumes in some key passenger car programmes. However, a strong power transmission market in South America translated into particularly good results, with total sales up 21.5 per cent and sales to automotive OEMs up 37.4 per cent. European Power Transmission also showed good improvement in the period, up 4.6 per cent, aided by manufacturing improvements, strong Original Equipment Service sales and good aftermarket demand. Robust industrial sales, primarily belts and pulleys, helped increase sales by 17.1 per cent in the Asian power transmission market.

Recent new powertrain developments include the first sales to the public of the new Citroen C3 vehicle, incorporating our Electro-mechanical DriveTM system (Stop-Start technology). Reaction has been very positive since the launch at the Paris Auto Show in September. A new Drive AlignTM tensioner product range and Heavy-Duty truck programme were launched in the third quarter with strong customer response. Investment in our new power transmission facility in China has remained on target, with production due to commence early next year. Capacity expansion at Stackpole in Canada also proceeded on plan, with the new manufacturing lines starting production on a limited scale during the quarter. During the quarter Stackpole was awarded a C$48 million (GBP21.1 million) contract to supply a North American OEM with high-strength precision powdered metal transmission components in the Chinese market, with production commencing in 2007. Since the start of the year, total awards of new business to Stackpole amount to C$96 million (GBP42.3 million).

We have contracted to acquire Mectrol Corporation, a manufacturer of polyurethane timing belts. The business employs around 180 people in the United States, Mexico, Germany and Spain. Mectrol's products are sold into the industrial automation, motion control and conveying markets where they are used on process machinery, industrial robots, packaging equipment, synchronous conveyors, medical diagnostic equipment and other types of advanced automation equipment. The acquisition brings a new technology to the Power Transmission business in a rapidly growing market, extending both our product and customer base. Although Mectrol today only has sales of approximately $25 million, by making use of our existing global distribution capability, we will be able to accelerate its growth dramatically through deeper penetration of all global markets. The acquisition is expected to be complete by the end of November.

Fluid Power showed continued strength with all regions displaying double-digit growth. Global sales to industrial OEMs were 25.4 per cent up on the third quarter of 2003 and sales to automotive OEMs were ahead by 7.9 per cent. Overall, sales to the replacement markets were up 11.6 per cent worldwide. In Europe, a good third quarter performance reflected strong build schedules from existing and new industrial OEM customers. Our smaller regional businesses in Brazil and India both delivered good performances, with sales up 31.8 per cent and 14.0 per cent respectively, in the quarter.

Good progress was made on the new Fluid Power Technical Centre located in Denver
(CO) which will be completed at the end of the year. New product development also continued with the extension of the successful Quick Lok family of products and launch of transmission oil cooler lines into the aftermarket.

In July 2003 we announced the phased exit from the European automotive curved hose business with closure of the St. Just facility in Spain and the intended sale or closure of our business in Nevers, France, which was expected to take place over a three year time scale. During the year we have completed the closure of St. Just. We have now also completed the sale of the business in Nevers ahead of our expected timescale. Provisions amounting to GBP8.1 million in respect of potential closure costs will no longer be required and have been released to profit as a non-operating exceptional item.

Schrader Electronics, the market leader for remote tyre pressure monitoring products, produced another excellent quarter's performance. The revised draft US TREAD Act ruling (which will require all new vehicles sold in the US to be equipped with a tyre pressure monitoring system) issued in September is expected to generate strong market growth in 2005. Preparations are underway to start production early next year at the new Carrickfergus facility in Northern Ireland. Schrader Electronics last month announced a major new contract with Mercedes for its new WAL (Wireless Auto Location) snap-in sensor and several other customers have this new technology under trial. New business has also been won recently with a Japanese OEM and two non-automotive customers.

Stant continued to deliver strong sales growth to OEMs, although the aftermarket was soft. Construction of the Karvina plant in the Czech Republic is progressing well, with engineering and plant staff expected to be in the building by March 2005. The commercialisation of new product technology in areas such as vapour storage, fuel filler pipes and vapour harness sub-systems progressed well in the quarter.

As North American customers anticipated the forthcoming winter season, Wiper Systems experienced a pick-up in aftermarket sales from the lower levels seen in the first half of the year. Demand, especially from OEMs, remained strong in Australia and Latin America. However, OEM volumes suffered in North America from unscheduled plant shutdowns. In November, Trico's new InnovisionTM blade won the Popular Mechanics Editor's Choice Award, which recognises outstanding achievement in new product design and innovation. Further new aftermarket blades and a range of arctic blades will be launched in the fourth quarter. The group is currently examining opportunities to expand sales into China.

At the start of October, Gates announced its intention to exit the small Air Springs business. It operates from two manufacturing facilities in Mexico and the USA and has a small assembly operation in Germany.

The net impact of increases in raw material costs absorbed by the Industrial & Automotive business group amounted to around $4.2 million (GBP2.3 million) for the year-to-date.

Air Systems Components

Air Systems Components ("ASC") made further progress in the third quarter, with several notable business wins in the non-residential construction market. These included contracts for New York University and the California State Federal Building. Sales of Ruskin's new fire/smoke dampers continued strongly and the company booked a sizeable order for commercial control dampers for the Metro do Porto project in Portugal. Overall sales to the non-residential market were ahead by 4.0 per cent on 2003. The residential side of the business also continued to advance, with sales up 7.6 per cent. Hart & Cooley completed the closure of its Monessen (PA) facility and transferred production of duct accessories to Huntsville (AL), where the successful implementation of lean manufacturing has freed up the necessary capacity to take on the extra work. Plans have progressed for the set-up of a new Ruskin plant in Monterrey, Mexico and a strategic project to assess entry into the Chinese market is underway. ASC continues to examine a number of bolt-on acquisition opportunities.

The net impact of rising raw material cost increases amounted to approximately $9.6 million (GBP5.3 million) for the year-to-date.

Engineered & Construction Products

Overall, the demand momentum experienced by the business group in the second quarter did not continue as strongly into the third quarter. To some extent customers had brought forward purchases into the second quarter ahead of anticipated third quarter price increases. The full effect of these sales price increases lagged raw material cost increases, impacting profitability in the third quarter.

The third quarter saw some positive developments for Lasco Bathware with volumes increasing on its new Home Depot contract. A key competitor announced its exit from the Fibre Reinforced Plastic bath market and this should provide opportunities to capture additional market share. The project to install robotics at the Moapa (NV) production facility also commenced.

An investment project for large diameter pipe-fittings at Lasco Fittings commenced. This will enable entry into new markets such as water reclamation and aqua-culture. Fittings also began circulation of its new condensation traps and the initial response has been favourable. A new association with Colonial Valve has raised the number of sales representatives and increased orders with several customers.

Hurricanes in the South East of the US slowed sales by both Fittings and Bathware during the clean-up although an increase in demand for manufactured homes in the aftermath has led to some increase in demand growth. This should compensate for the slower growth in the recreational vehicle market. Philips saw continued development of its share of the residential doors and windows market, with sales to this market up 10.1 per cent in the first nine months. Dexter completed its project to expand capacity at its Elkhart (IN) operation to meet demand for rubber torsion axles.

Dearborn Mid-West's order book remained healthy, with automotive facility programmes performing particularly well.

The net impact of raw material price increases on the business group, in particular steel and oil based chemical derivatives, was of the order of $8.6 million (GBP4.8 million) for the year-to-date.


5. FINANCIAL REVIEW

Around 65 per cent of the Group's businesses are based in the USA. Financial information has been translated at an average rate of GBP1=$1.82 for Q3 2004, compared with GBP1=$1.61 in Q3 2003, and at the average rate of GBP1=$1.82 for the first nine months, compared with GBP1=$1.61 in 2003, reflecting a 13.0 per cent reduction in the sterling/US dollar exchange rate for both periods.

The effect of currency translation reduced reported sales and operating profit (before operating exceptional items and goodwill amortisation) by GBP220.0 million and GBP22.8 million respectively.

Margins

Overall the Group's operating margin before operating exceptional items and goodwill amortisation for the year-to-date was 9.4 per cent (2003: 8.7 per cent). Each of the business groups year-to-date reported operating margins at
10.0 per cent or above.

Operating exceptional items

Operating exceptional items are separately disclosed in notes 1b and 2b to the UK GAAP financial information. These are costs relating to strategic manufacturing initiatives, which are charged in arriving at operating profit, but which are nevertheless abnormal in nature in that they relate to costs associated with major restructuring initiatives of the Group.

Non-operating exceptional items

In January 2004 we completed the sale of Pegler Limited and the business and assets of Hattersley Newman Hender. A loss of GBP75.6 million arose on the transaction, which included recycled goodwill previously written off against reserves of GBP51.4 million. Of this loss, GBP72.9 million was provided in the year ended 3 January 2004.

In June 2004 we completed the sale of Mayfran International Inc. A loss of GBP19.7 million arose on the transaction, which included recycled goodwill previously written off against reserves of GBP13.1 million. In the same month we sold Dexter Axle's wheel and rim business, realising a profit of GBP3.1 million on the transaction.

Costs of GBP0.7 million relating to disposals in prior years were incurred in the year-to-date.

The sale of the European automotive curved hose business in Nevers, France was completed on 17 November 2004. Provisions amounting to GBP8.1 million in respect of potential closure costs have been released to profit and loss in the period.

Finance costs

The net interest expense for the year-to-date was GBP10.9 million (2003: GBP4.6 million). Higher interest costs reflect the impact of the redemption of the redeemable preference shares in August 2003.

Earnings per share

Basic earnings per share for the year-to-date before goodwill amortisation and non-operating exceptional items were 15.33 pence (2003: 13.88 pence) and after goodwill amortisation and non-operating exceptional items were 13.14 pence (2003: 10.76 pence).

Capital expenditure

Gross  capital  expenditure  in the  year-to-date  was GBP112.9  million  (2003:
GBP101.7 million). This represents 1.3 times depreciation (2003: 1.0 times). Capital expenditure net of disposals was GBP109.2 million (2003: GBP80.0 million) and 1.3 times depreciation (2003: 0.8 times). Net capital expenditure for the full year is expected to be of the order of GBP160 million.

Working capital

Currency movements and acquisitions and disposals also affect overall reported working capital. After currency movements (a decrease of GBP2.4 million), and the effect of disposals (a decrease of GBP21.9 million), working capital increased by GBP47.5 million, reflecting the underlying growth in the business over the period. This was due to an increase in stock of GBP22.6 million, an increase in debtors of GBP58.1 million and an increase in creditors of GBP33.2 million.

The trailing 13 period average working capital as a percentage of moving annual total sales was 13.5 per cent compared with 13.7 per cent in 2003.

Cash flow

The cash movement for the nine months is summarised in the following table:

                                                     GBP million    GBP million

Net debt at 4 January 2004                                               (264.7)
  Net cash inflow from operating activities               217.2
  Capital expenditure (net)                              (109.2)
Operating cash flow                                       108.0
  Tax                                                     (33.4)
  Interest and preference dividends                       (20.3)
  Translation and other movements                          (2.1)
Free cash flow to equity                                   52.2
  Acquisitions and disposals                               16.2
  Ordinary dividends                                      (57.1)
Net funds inflow                                                           11.3
Net debt at 2 October 2004                                               (253.4)

Operating cash flow is stated after GBP18.1 million of restructuring costs, GBP19.1m relating to the exit of businesses and GBP6.9 million of capital expenditure associated with the various restructuring costs. Details of net cash inflow from operating activities are set out in note 6 to the UK GAAP financial information.

Taxation

The tax charge for 2004 is calculated at an effective rate on profit before goodwill amortisation and non-operating exceptional items of 29.0 per cent (2003: 22.5 per cent) and on total profit of 30.1 per cent (2003: 27.0 per cent). The small increase in the average rate since the half-year results is due to a slight change in mix of profits.

Pensions

The pension charge for funded defined benefit schemes for 2004 totalled GBP14.8 million (2003: GBP16.0 million) with cash contributions of GBP15.9 million (2003: GBP14.1 million).

Results prepared under US GAAP in US dollars

Operating income from continuing operations under US GAAP for the nine months to 2 October 2004 was $381.8 million, compared to $310.3 million in 2003. Net income under US GAAP was $242.3 million in 2004, compared to $263.7 million in 2003. This is after taking account of a loss on disposal of discontinued operations of $6.0 million in 2004 (2003: gain of $53.5 million).

The differences between operating income under US GAAP and UK GAAP arise from the treatment of restructuring costs, goodwill, intangible assets, inventory, pension costs and share options. Net income under US GAAP is subject to additional adjustments relating to the treatment of costs associated with exit or disposal activities, capitalised interest, derivatives and deferred tax.

Shareholders' equity under US GAAP was $2,750.5 million at 2 October 2004, compared to $2,534.9 million at 4 October 2003. The adjustments from UK GAAP reflect the cumulative effect of adjustments noted above.

Reconciliations of profit attributable to shareholders and of shareholders' equity under UK and US GAAP are included in section 9.



6. FINANCIAL DATA
6.1 Key operating statistics

Group                              Third quarter  Third quarter   Nine months  Nine months
                                           2004            2003          2004         2003
                                    GBP million     GBP million   GBP million  GBP million

Sales                                     735.8           820.3       2,283.7      2,419.3
Operating profit (1)                       70.0            74.4         214.5        210.4
Operating margin (1)                       9.5%            9.1%          9.4%         8.7%
Average net operating assets (2)                                      1,026.1      1,065.3
Return on average net
operating assets (1) (3)                                                27.9%        26.3%
Return on invested capital (3)(4)                                        9.3%         9.7%
Capital expenditure                                                     112.9        101.7
Depreciation                                                             87.1         97.2
Employees (number)                                                     37,044       40,496

Industrial & Automotive
Sales                                     469.0           513.0       1,473.4      1,503.3
Operating profit (1)                       47.4            46.5         148.5        144.3
Operating margin (1)                      10.1%            9.1%         10.1%         9.6%
Average net operating assets (2)                                        804.8        786.5
Return on average net
operating assets (1) (3)                                                24.6%        24.5%
Return on invested capital (3) (4)                                       8.0%         7.8%
Capital expenditure                                                      96.5         78.5
Depreciation                                                             64.4         67.4
Employees (number)                                                     23,771       24,008

Air Systems Components
Sales                                     113.5           119.3         324.9        346.6
Operating profit (1)                       14.3            14.4          36.4         31.7
Operating margin (1)                      12.6%           12.1%         11.2%         9.1%
Average net operating assets (2)                                        102.4        125.4
Return on average net
operating assets (1) (3)                                                47.4%        33.7%
Return on invested capital (3)(4)                                       13.0%        11.8%
Capital expenditure                                                       5.7          6.7
Depreciation                                                             11.0         12.4
Employees (number)                                                      6,369        6,991

Engineered & Construction Products
Sales                                     153.3           188.0         485.4        569.4
Operating profit (1)                       14.8            19.7          48.4         52.3
Operating margin (1)                       9.7%           10.5%         10.0%         9.2%
Operating profit excluding
discontinued operations (5)                14.8            20.0          48.3         52.2
Operating margin excluding
discontinued operations (5)                9.7%           11.5%         10.1%        10.3%
Average net operating assets (2)                                        128.6        187.3
Return on average net operating assets (1) (3)                          50.2%        37.2%
Return on invested capital (3)(4)                                       18.6%        16.5%
Capital expenditure                                                      10.5         16.0
Depreciation                                                             11.4         17.3
Employees (number)                                                      6,831        9,424

(1) Before operating exceptional items and goodwill amortisation (see sections 6.2 and 6.4)
(2)  Excluding goodwill
(3)  Annualised
(4) Return on invested capital is calculated taking operating profit before operating exceptional items and goodwill amortisation and after tax, based on invested capital including gross goodwill
(5) Discontinued operations refer to the Valves, Taps & Mixers business, the exit of which was completed in January 2004

6.2 Analysis of movement in year-to-date sales and operating profit from 2003 to 2004

                                     (1)Operating profit         Operating          (1)Operating profit after
                                       before operating         exceptional            operating exceptional
                       Sales           exceptional items            items                       items
Group        GBP million   Change GBP million     Change  GBP million    Change     GBP million        Change

Q3 2003 (2)      2,419.3                210.4                  (27.5)                         182.9
Exchange rate
effect            (220.0)               (22.8)                   1.5               (21.3)
Disposals          (98.0)                (1.9)                     -                (1.9)
                 2,101.3                185.7                  (26.0)
Acquisitions        56.7     2.7%         4.9       2.6%           -         -       4.9
Restructuring
charges                -        -           -          -        13.6      52.3%     13.6
Underlying
change             125.7     6.0%        23.9      12.9%           -         -      23.9
                                                                                               19.2      10.5%
Q3 2004(2)       2,283.7                214.5                  (12.4)                         202.1

Industrial & Automotive

Q3 2003 (2)      1,503.3                144.3                  (14.1)                         130.2
Exchange rate
effect            (127.2)               (14.2)                   1.1               (13.1)
Disposals          (28.2)                (2.0)                     -                (2.0)
                 1,347.9                128.1                  (13.0)
Acquisitions        56.7     4.2%         4.9       3.8%           -          -      4.9
Restructuring
charges                -        -           -          -         2.8       21.5%     2.8
Underlying
change              68.8     5.1%        15.5      12.1%           -          -     15.5

                                                                                                8.1        6.2%
Q3 2004(2)       1,473.4                148.5                  (10.2)                         138.3

Air Systems Components

Q3 2003 (2)        346.6                 31.7                   (2.9)                          28.8
Exchange rate
effect             (37.7)                (3.3)                   0.3                (3.0)
                   308.9                 28.4                   (2.6)
Restructuring
charges                -        -           -          -         2.3       88.5%     2.3
Underlying
change              16.0     5.2%         8.0      28.2%           -          -      8.0
                                                                                                7.3       25.3%
Q3 2004(2)         324.9                 36.4                   (0.3)                          36.1

Engineered & Construction Products (continuing operations)

Q3 2003 (2)        506.7                 52.2                   (0.7)                          51.5
Exchange rate
effect             (56.2)                (5.9)                   0.1                 (5.8)
Disposals          (12.2)                 0.2                      -                  0.2
                   438.3                 46.5                   (0.6)
Restructuring
charges                -       -            -          -        (1.3)     216.7%     (1.3)
Underlying
change              40.9    9.3%          1.8       3.9%           -          -       1.8

                                                                                               (5.1)      (9.9)%
Q3 2004(2)         479.2                 48.3                   (1.9)                          46.4

Engineered & Construction Products (discontinued operations)

Q3 2003 (2)         62.7                  0.1                   (9.8)                          (9.7)
Exchange rate        1.1                  0.1                      -                  0.1
effect
Disposals          (57.6)                (0.1)                     -                 (0.1)
                     6.2                  0.1                   (9.8)
Restructuring
charges                -        -           -         -          9.8      100.0%      9.8
                                                                                                9.8      101.0%
Q3 2004(2)           6.2                  0.1         -
                                                                                                0.1

Central Costs
Q3 2003 (2)            -                (17.9)                     -                          (17.9)
Exchange rate          -                  0.5                      -                  0.5
effect
                       -                (17.4)                     -
Underlying change      -        -        (1.4)      8.0%           -          -      (1.4)
                                                                                               (0.9)      (5.0)%
Q3 2004(2)             -                (18.8)                     -                          (18.8)

(1)     Before goodwill amortisation
(2)     Year-to-date


6.3 Detailed changes in underlying sales and operating profit

                                 Sales                      Change in                          Change in underlying
                            Nine months 2004            underlying sales                          operating profit
                             GBP million                      Per cent                                Per cent

Industrial & Automotive
Total                           1,473.4                          5.1                                    12.1
Powertrain                        695.8                          3.1                                     3.9
Fluid Power                       247.1                         15.1                                    63.3
Wiper Systems                     191.0                         (1.7)                                  (24.7)
Fluid Systems                     174.7                         14.7                                    25.3
Other I&A                         164.8                         (1.3)                                  158.8

Air Systems Components
Total                             324.9                          5.2                                    28.2

Engineered & Construction Products
Total                             485.4                          9.2                                     3.9
Lasco                             163.7                          4.9                                   (10.6)
Philips Doors & Windows           108.8                          5.6                                     2.0

Material Handling                  60.5                          6.7                                    23.1
Dexter Wheels & Axles             146.2                         19.3                                     8.6
Continuing operations             479.2                          9.3                                     3.9
Discontinued operations (1)         6.2                            -                                       -

(1) Discontinued operations refer to the Valves, Taps & Mixers business, the exit of which was completed in January 2004



6.4 Additional financial information

Three months ended                                     Engineered &
2 October 2004               Industrial &  Air Systems Construction       Central
                               Automotive   Components     Products         Costs        Total
                              GBP million  GBP million  GBP million   GBP million  GBP million

Sales - Total
operations (all continuing)         469.0        113.5        153.3             -        735.8

Operating profit
Total operations (all continuing)
Operating profit before
operating exceptional items
and goodwill amortisation            47.4         14.3         14.8          (6.5)        70.0
Operating exceptional items          (1.4)        (0.3)        (0.2)            -         (1.9)
Operating profit before goodwill
amortisation                         46.0         14.0         14.6          (6.5)        68.1
Goodwill amortisation                (1.2)        (1.9)        (0.1)            -         (3.2)
Operating profit                     44.8         12.1         14.5          (6.5)        64.9

Operating margins
Total operations (all continuing)
Operating profit margin, before
operating exceptional items and
goodwill amortisation                10.1%        12.6%         9.7%            -         9.5%

Nine months ended 2 October 2004
Sales
Continuing operations             1,473.4        324.9        479.2             -     2,277.5
Discontinued operations                 -            -          6.2             -         6.2

                                  1,473.4        324.9        485.4             -     2,283.7

Operating profit

Continuing operations
Operating profit before
operating exceptional items
and goodwill amortisation           148.5         36.4         48.3         (18.8)      214.4
Operating exceptional items         (10.2)        (0.3)        (1.9)            -       (12.4)
Operating profit before goodwill
amortisation                        138.3         36.1         46.4         (18.8)      202.0

Discontinued operations
Operating profit before
operating exceptional items
and goodwill amortisation               -            -          0.1             -         0.1
Operating exceptional items             -            -            -             -           -
Operating profit before
goodwill amortisation                   -            -          0.1             -         0.1

Total operations
Operating profit before
operating exceptional items
and goodwill amortisation           148.5         36.4         48.4         (18.8)      214.5
Operating exceptional items         (10.2)        (0.3)        (1.9)            -       (12.4)
Operating profit before
goodwill amortisation               138.3         36.1         46.5         (18.8)      202.1
Goodwill amortisation                (3.6)        (5.4)        (0.3)            -        (9.3)
Operating profit                    134.7         30.7         46.2         (18.8)      192.8

Operating margins
Continuing operations
Operating profit margin for
continuing operations, before
operating exceptional items and
goodwill amortisation                10.1%        11.2%        10.1%            -         9.4%

Total operations
Operating profit margin,
before operating exceptional
items and goodwill amortisation      10.1%        11.2%        10.0%            -         9.4%


Three months ended                                     Engineered &
4 October 2003               Industrial &  Air Systems Construction      Central
                               Automotive   Components     Products        Costs        Total
                              GBP million  GBP million  GBP million  GBP million  GBP million

Sales

Continuing operations              513.0        119.3        173.2             -       805.5
Discontinued operations                -            -         14.8             -        14.8
                                   513.0        119.3        188.0             -       820.3

Operating profit

Continuing operations
Operating profit before
operating exceptional items
and goodwill amortisation           46.5         14.4         20.0          (6.2)       74.7
Operating exceptional items         (9.6)        (0.6)        (0.7)            -       (10.9)
Operating profit before goodwill
amortisation                        36.9         13.8         19.3          (6.2)       63.8

Discontinued operations
Operating profit before
operating exceptional items
and goodwill amortisation              -            -         (0.3)            -        (0.3)
Operating exceptional items            -            -         (0.7)            -        (0.7)
Operating profit before
goodwill amortisation                  -            -         (1.0)            -        (1.0)

Total operations
Operating profit before
operating exceptional items
and goodwill amortisation           46.5         14.4         19.7          (6.2)       74.4
Operating exceptional items         (9.6)        (0.6)        (1.4)            -       (11.6)
Operating profit before
goodwill amortisation               36.9         13.8         18.3          (6.2)       62.8
Goodwill amortisation               (1.4)        (2.0)        (0.1)            -        (3.5)

Operating profit                    35.5         11.8         18.2          (6.2)       59.3

Operating margins
Continuing operations
Operating profit margin for
continuing operations, before
operating exceptional items and
goodwill amortisation               9.1%        12.1%        11.5%            -         9.3%

Total operations
Operating profit margin, before
operating exceptional items and
goodwill amortisation               9.1%        12.1%        10.5%            -         9.1%

Nine months ended 4 October 2003
Sales

Continuing operations            1,503.3        346.6        506.7             -     2,356.6
Discontinued operations                -            -         62.7             -        62.7

                                 1,503.3        346.6        569.4             -     2,419.3

Operating profit

Continuing operations
Operating profit before
operating exceptional items
and goodwill amortisation          144.3         31.7         52.2         (17.9)      210.3
Operating exceptional items        (14.1)        (2.9)        (0.7)            -       (17.7)
Operating profit before
goodwill amortisation              130.2         28.8         51.5         (17.9)      192.6

Discontinued operations
Operating profit before
operating exceptional items
and goodwill amortisation              -            -          0.1             -         0.1
Operating exceptional items            -            -         (9.8)            -        (9.8)
Operating profit before
goodwill amortisation                  -            -         (9.7)            -        (9.7)

Total operations
Operating profit before
operating exceptional items
and goodwill amortisation          144.3         31.7         52.3         (17.9)      210.4
Operating exceptional items       (14.1)        (2.9)       (10.5)            -       (27.5)
Operating profit before
goodwill amortisation              130.2         28.8         41.8         (17.9)      182.9
Goodwill amortisation              (2.2)        (6.1)        (0.3)            -        (8.6)

Operating profit                   128.0         22.7         41.5         (17.9)      174.3

Operating margins
Continuing operations
Operating profit margin for
continuing operations, before
operating exceptional items
and goodwill amortisation           9.6%         9.1%        10.3%            -         8.9%

Total operations
Operating profit margin, before
operating exceptional items and
goodwill amortisation               9.6%         9.1%         9.2%            -         8.7%


7. Financial Information in sterling under UK GAAP


Consolidated profit and loss account for the three months ended 2 October 2004 prepared under accounting principles generally accepted in the United Kingdom (Unaudited)

                                   2 October 2004 (3 months)                                4 October 2003 (3 months)
                 ---------------------------------------------------- --------------------------------------------------
         Notes        Before                                               Before
                     goodwill                                             goodwill
                 amortisation                                         amortisation
                          and                                                  and
                  exceptional      Goodwill   Exceptional              exceptional      Goodwill  Exceptional
                        items  amortisation        items*       Total        items  amortisation       items*      Total
                  GBP million   GBP million   GBP million GBP million  GBP million   GBP million  GBP million GBP million
------------------     -------       -------       -------   ---------      -------       -------      -------    ------

Turnover
Continuing
operations              735.8             -             -       735.8        805.5             -            -      805.5
Discontinued
operations                  -             -             -           -         14.8             -            -       14.8
------------------     -------       -------       -------   ---------      -------       -------      -------    ------
              1         735.8             -             -       735.8        820.3             -            -      820.3
------------------     -------       -------       -------   ---------      -------       -------      -------    ------
Operating profit
Continuing
operations               68.0         (3.2)             -        64.8         63.0         (3.5)            -       59.5
Utilisation of
provision for
loss on exit
of business                 -             -             -           -          0.7             -            -        0.7
------------------     -------       -------       -------   ---------      -------       -------      -------    ------
Total continuing
operations               68.0          (3.2)            -        64.8         63.7         (3.5)            -       60.2
Discontinued
operations                  -              -            -           -        (1.0)             -            -      (1.0)
------------------     -------       -------       -------   ---------      -------       -------      -------    ------
Operating profit         68.0          (3.2)            -        64.8         62.7          (3.5)           -       59.2
Share of profits
of associates             0.1              -            -         0.1          0.1              -           -        0.1
------------------     -------       -------       -------   ---------      -------       -------      -------    ------
Operating profit
including
associates    1          68.1          (3.2)            -        64.9         62.8          (3.5)           -       59.3
(Loss)/profit
on disposal of
operations                  -              -        (0.3)       (0.3)            -              -         3.8        3.8
Reversal of provision
for loss on exit
of business                 -              -          8.1         8.1            -              -           -          -
Profit on disposal
of fixed assets             -              -            -           -            -              -         1.3        1.3
------------------     -------       -------       -------   ---------      -------       -------      -------    ------
Profit before
interest                 68.1          (3.2)          7.8        72.7         62.8          (3.5)         5.1       64.4
Net interest            (4.1)              -            -       (4.1)        (2.7)              -           -      (2.7)
------------------     -------       -------       -------   ---------      -------       -------      -------    ------
Profit on ordinary
activities
before tax               64.0          (3.2)          7.8        68.6         60.1          (3.5)         5.1       61.7
------------------     -------       -------       -------   ---------      -------       -------      -------    ------
Before exceptional
items                    64.0          (3.2)            -        60.8         60.1          (3.5)           -       56.6
Exceptional items           -              -          7.8         7.8            -              -         5.1        5.1
------------------     -------       -------       -------   ---------      -------       -------      -------    ------
Tax on profit on
ordinary activities    (21.0)            0.5          0.2      (20.3)       (14.8)            0.7       (2.5)     (16.6)
------------------     -------       -------       -------   ---------      -------       -------      -------    ------
Profit on ordinary
activities after tax     43.0          (2.7)          8.0        48.3         45.3          (2.8)         2.6       45.1
Equity minority
interest                (1.3)              -            -       (1.3)        (1.5)              -           -      (1.5)
------------------     -------       -------       -------   ---------      -------       -------      -------    ------
Profit attributable
to shareholders          41.7          (2.7)          8.0        47.0         43.8          (2.8)         2.6       43.6
Dividends on
equity and
non-equity shares       (4.0)              -            -       (4.0)        (7.1)              -           -      (7.1)
Gain arising on
the early
redemption of
preference
shares                      -              -            -          -          10.8              -           -       10.8
------------------     -------       -------       -------   ---------      -------       -------      -------    ------
Retained
profit/(loss)            37.7          (2.7)          8.0       43.0          47.5          (2.8)         2.6       47.3
------------------     -------       -------       -------   ---------      -------       -------      -------    ------
Earnings per share
Basic                   4.89p                                  5.58p         4.76p                                 4.73p
Diluted                 4.76p                                  5.36p         4.63p                                 4.61p
------------------     -------       -------       -------   ---------      -------       -------      -------    ------

Note of historical cost profits
The profits for all periods are reported under the historical cost convention.

* Exceptional items exclude those relating to operating profit (see note 1b)


Consolidated profit and loss account for the nine months ended 2 October 2004 prepared under accounting principles generally accepted in the United Kingdom

                           2 October 2004 (Unaudited) (9 months)                4 October 2003 (Unaudited) (9 months)
                 ---------------------------------------------------- --------------------------------------------------
          Notes        Before                                               Before
                     goodwill                                             goodwill
                 amortisation                                         amortisation
                          and                                                  and
                  exceptional      Goodwill   Exceptional              exceptional      Goodwill  Exceptional
                        items  amortisation        items*       Total        items  amortisation       items*      Total
                  GBP million   GBP million   GBP million GBP million  GBP million   GBP million  GBP million GBP million
------------------     -------       -------       -------   ---------      -------       -------      -------    ------

Turnover
Continuing
operations            2,277.5             -             -     2,277.5      2,356.6             -             -   2,356.6
Discontinued
operations                6.2             -             -         6.2         62.7             -             -      62.7
------------------     -------       -------       -------   ---------      -------       -------      -------    ------
              2       2,283.7             -             -     2,283.7      2,419.3             -             -   2,419.3
------------------     -------       -------       -------   ---------      -------       -------      -------    ------
Operating profit
Continuing
operations              200.5         (9.3)             -       191.2        191.2         (8.6)             -     182.6
Utilisation of
provision for
loss on exit
of business               1.0             -             -         1.0          0.7             -             -       0.7
------------------     -------       -------       -------   ---------      -------       -------      -------    ------
Total
continuing
operations              201.5         (9.3)             -       192.2        191.9         (8.6)             -     183.3
------------------     -------       -------       -------   ---------      -------       -------      -------    ------
Discontinued
operations              (1.7)             -             -       (1.7)        (9.7)             -             -     (9.7)
Utilisation of
provision for
loss on
disposal of
business                  1.8             -             -         1.8            -             -             -         -
------------------     -------       -------       -------   ---------      -------       -------      -------    ------
Total
discontinued
operations                0.1             -             -         0.1        (9.7)             -             -     (9.7)
------------------     -------       -------       -------   ---------      -------       -------      -------    ------
Operating
profit                  201.6         (9.3)             -       192.3        182.2         (8.6)             -     173.6
Share of
profits of
associates                0.5             -             -         0.5          0.7             -             -       0.7
------------------     -------       -------       -------   ---------      -------       -------      -------    ------
Operating
profit
including
associates    2         202.1         (9.3)             -       192.8        182.9         (8.6)             -     174.3
Loss on
disposal of
operations                  -             -        (92.9)      (92.9)            -             -        (18.0)    (18.0)
Reversal of
provision for
loss on
disposal of
business                    -             -          72.9        72.9            -             -             -         -
Costs of exit
of business                 -             -        (17.5)      (17.5)            -             -             -         -
Reversal/(creation)
of provision for
loss on exit
of business                 -             -          25.6        25.6            -             -        (32.6)    (32.6)
Reversal of other
provisions -
disposal of
operations and
related
warranties                  -             -             -           -            -             -         33.1       33.1
Provision for loss
on disposal of
business to be
discontinued: -
Impairment of               -             -             -           -            -             -            -          -
goodwill
- Impairment of             -             -             -           -            -             -            -          -
assets
Profit on
disposal of
fixed assets                -             -             -           -            -             -          4.2        4.2
------------------     -------       -------       -------   ---------      -------       -------      -------    ------
Profit before
interest                202.1         (9.3)        (11.9)       180.9        182.9          (8.6)      (13.3)      161.0
Net interest           (10.9)             -             -      (10.9)        (4.6)              -           -      (4.6)
------------------     -------       -------       -------   ---------      -------       -------      -------    ------
Profit on
ordinary
activities
before tax              191.2         (9.3)        (11.9)       170.0        178.3          (8.6)      (13.3)      156.4
------------------     -------       -------       -------   ---------      -------       -------      -------    ------
Before
exceptional
items                   191.2         (9.3)             -       181.9        178.3          (8.6)           -      169.7
Exceptional
items                       -             -        (11.9)      (11.9)            -              -      (13.3)     (13.3)
------------------     -------       -------       -------   ---------      -------       -------      -------    ------
Tax on profit
on ordinary
activities    3        (55.4)           2.0           2.3      (51.1)       (40.1)            2.3       (4.4)     (42.2)
------------------     -------       -------       -------   ---------      -------       -------      -------    ------
Profit on
ordinary
activities
after tax               135.8         (7.3)         (9.6)      118.9         138.2          (6.3)      (17.7)      114.2
Equity
minority
interest                (5.7)             -             -      (5.7)         (6.5)              -           -      (6.5)
------------------     -------       -------       -------   ---------      -------       -------      -------    ------
Profit
attributable
to
shareholders            130.1         (7.3)         (9.6)      113.2         131.7          (6.3)       (17.7)     107.7
Dividends on
equity and
non-equity
shares        5        (49.2)            -              -     (49.2)        (60.3)              -            -    (60.3)
Gain arising
on the early
redemption of
preference
shares                      -            -              -          -          10.8              -            -      10.8
------------------     -------       -------       -------   ---------      -------       -------      -------    ------
Retained
profit/(loss)            80.9        (7.3)          (9.6)       64.0          82.2          (6.3)       (17.7)      58.2
------------------     -------       -------       -------   ---------      -------       -------      -------    ------
Earnings per
share
Basic         4        15.33p                                 13.14p        13.88p                                10.76p
Diluted       4        14.83p                                 12.90p        13.45p                                10.74p
------------------     -------       -------       -------   ---------      -------       -------      -------    ------
Dividends per
ordinary share                                                 4.83p                                               4.60p
------------------     -------       -------       -------   ---------      -------       -------      -------    ------

Note of historical cost profits
The profits for all periods are reported under the historical cost convention.
* Exceptional items exclude those relating to operating profit (see note 2b).




Consolidated profit and loss account for the nine months ended 2 October 2004 prepared under accounting principles generally accepted in the United Kingdom

                                    3 January 2004 (Audited) (12 months)
-------------------- ------       -------        -------     -------    ------
                     Notes Before goodwill       Goodwill Exceptional      Total
                              amortisation   amortisation      items*
                           and exceptional
                                     items    GBP million GBP million GBP million
                               GBP million

-------------------- ------       -------        -------     -------    ------
Turnover
Continuing
operations                        3,073.3              -           -   3,073.3
Discontinued
operations                           77.1              -           -      77.1
-------------------- ------       -------        -------     -------    ------
                        2         3,150.4              -           -   3,150.4
-------------------- ------       -------        -------     -------    ------
Operating profit
Continuing
operations                          243.5          (11.9)          -     231.6
Utilisation of
provision for
loss on exit
of business                           1.6              -           -       1.6
-------------------- ------       -------        -------     -------    ------
Total
continuing
operations                          245.1          (11.9)          -     233.2
-------------------- ------       -------        -------     -------    ------
Discontinued
operations                          (10.1)             -           -     (10.1)
Utilisation of                          -              -           -         -
provision for loss
on disposal of
business
-------------------- ------       -------        -------     -------    ------
Total
discontinued
operations                          (10.1)             -           -     (10.1)
-------------------- ------       -------        -------     -------    ------
Operating
profit                              235.0          (11.9)          -     223.1
Share of
profits of
associates                            0.9              -           -       0.9
-------------------- ------       -------        -------     -------    ------
Operating
profit
including
associates              2           235.9          (11.9)          -     224.0
Loss on
disposal of
operations                              -              -       (18.5)    (18.5)
Reversal of                             -              -           -         -
provision for loss
on disposal of
business
Costs of exit of                        -              -           -         -
business
Reversal/(crea
tion) of
provision for
loss on exit
of business                             -              -       (32.6)    (32.6)
Reversal of
other
provisions -
disposal of
operations and
related
warranties                              -              -        33.1      33.1
Provision for
loss on
disposal of
business to be
discontinued:
- Impairment
of goodwill                             -              -       (51.4)    (51.4)
- Impairment
of assets                               -              -       (21.5)    (21.5)
Profit on
disposal of
fixed assets                            -              -         7.7       7.7
-------------------- ------       -------        -------     -------    ------
Profit before
interest                            235.9          (11.9)      (83.2)    140.8
Net interest                         (8.4)             -           -      (8.4)
-------------------- ------       -------        -------     -------    ------
Profit on
ordinary
activities
before tax                          227.5          (11.9)      (83.2)    132.4
-------------------- ------       -------        -------     -------    ------
Before
exceptional
items                               227.5          (11.9)          -     215.6
Exceptional
items                                   -              -       (83.2)    (83.2)
-------------------- ------       -------        -------     -------    ------

Tax on profit
on ordinary
activities              3           (45.7)           3.0        90.2      47.5
-------------------- ------       -------        -------     -------    ------
Profit on
ordinary
activities
after tax                           181.8           (8.9)        7.0     179.9
Equity
minority
interest                             (8.1)             -           -      (8.1)
-------------------- ------       -------        -------     -------    ------
Profit
attributable
to
shareholders                        173.7           (8.9)        7.0     171.8
Dividends on
equity and
non-equity
shares                  5          (121.7)             -           -    (121.7)
Gain arising
on the early
redemption of
preference
shares                               10.8              -           -      10.8
-------------------- ------       -------        -------     -------    ------
Retained
profit/(loss)                        62.8           (8.9)        7.0      60.9
-------------------- ------       -------        -------     -------    ------

Earnings per share
Basic                   4           18.78p                               18.53p
Diluted                 4           18.21p                               18.01p
-------------------- ------       -------        -------     -------    ------

Dividends per
ordinary share                                                           12.00p
-------------------- ------       -------        -------     -------    ------


Note of historical cost profits
The profits for all periods are reported under the historical cost convention.

* Exceptional items exclude those relating to operating profit (see note 2b).



Consolidated cash flow statement prepared under accounting principles generally accepted in the United Kingdom

-------------------------------      -----      -------    --------    --------
                                    Notes   2 October   4 October   3 January
                                                 2004        2003        2004
                                            Unaudited   Unaudited     Audited
                                             9 months    9 months   12 months
                                           GBP million GBP million GBP million

-------------------------------       -----     -------    --------    --------

Cash inflow from operating
activities                              6       217.2       240.5       332.0
Dividends received from associated
undertakings                                      0.3         0.5         0.5
Returns on investments and
servicing of finance                    7       (20.1)      (33.7)      (44.9)
Tax paid (net)                          7       (33.4)       (9.2)      (29.6)
Capital expenditure (net)               7      (109.2)      (80.0)     (114.0)
Financial investment                    7        (3.9)          -        (2.5)
Acquisitions and disposals              7        16.2      (106.3)     (102.3)
Equity dividends paid                           (57.1)      (61.8)      (97.5)
-------------------------------       -----     -------    --------    --------
Net cash inflow/(outflow) before
use of liquid resources and
financing                                        10.0       (50.0)      (58.3)
-------------------------------       -----     -------    --------    --------
Financing
Ordinary share issues (net of
costs)                                            1.1         0.6         0.7
Redemption of redeemable
convertible cumulative preference
shares                                              -      (384.5)     (384.5)
Cash flow (decreasing)/increasing
debt and lease financing                         (6.1)      297.2       239.5
-------------------------------       -----     -------    --------    --------
Net cash outflow from financing         7        (5.0)      (86.7)     (144.3)
-------------------------------       -----     -------    --------    --------
Management of liquid resources
Cash flow (increasing)/decreasing
cash on deposit and collateralised
cash                                    7        (6.1)       18.2        86.1
-------------------------------       -----     -------    --------    --------
Decrease in cash in the period                   (1.1)     (118.5)     (116.5)
-------------------------------       -----     -------    --------    --------


Reconciliation of net cash flow to movement in net funds prepared under accounting principles generally accepted in the United Kingdom

-------------------------------     -----     -------    --------    --------
                                    Notes   2 October   4 October   3 January
                                                 2004        2003        2004
                                            Unaudited   Unaudited     Audited
                                             9 months    9 months   12 months
                                          GBP million GBP million GBP million

-------------------------------    ------     -------    --------    --------

Decrease in cash in the period                   (1.1)     (118.5)     (116.5)
Cash flow decreasing/(increasing)
debt and lease financing                7         6.1      (297.2)     (239.5)
Cash flow increasing/(decreasing)
cash on deposit and collateralised
cash                                    7         6.1       (18.2)      (86.1)
-------------------------------      ------     -------    --------    --------
Change in net (debt)/funds
resulting from cash flows                        11.1      (433.9)     (442.1)
Loans acquired with subsidiaries                    -        (2.8)       (2.8)
New finance leases                                  -        (4.4)       (4.3)
Translation difference                  8         0.2        15.4        26.9
-------------------------------      ------     -------    --------    --------
Change in net (debt)/funds in the
period                                           11.3      (425.7)     (422.3)
Net (debt)/funds at beginning of
the period                              8      (264.7)      157.6       157.6
-------------------------------      ------     -------    --------    --------
Net debt at end of the period           8      (253.4)     (268.1)     (264.7)
-------------------------------      ------     -------    --------    --------



Consolidated balance sheet prepared under accounting principles generally accepted in the United Kingdom
-------------------------------   -----     --------    --------        --------
                                 Notes   2 October   4 October   3 January 2004
                                              2004        2003         Audited
                                         Unaudited   Unaudited     GBP million
                                       GBP million GBP million

-------------------------------    -----    --------    --------        --------
Capital employed
Fixed assets
Intangible assets                            208.2       236.0           216.7
Tangible assets                              792.8       831.1           793.7
Investments                                    5.2         7.8             7.4
-------------------------------    -----    --------    --------        --------
                                           1,006.2     1,074.9         1,017.8
-------------------------------    -----    --------    --------        --------
Current assets
Stock                                        374.3       398.4           373.9
Debtors                              9       669.3       666.9           624.2
Cash                                         185.2       254.7           175.6
-------------------------------    -----    --------    --------        --------
                                           1,228.8     1,320.0         1,173.7
Current liabilities
Creditors: amounts falling
due within one year                 10      (518.9)     (553.9)         (502.3)
-------------------------------    -----    --------    --------        --------
Net current assets                           709.9       766.1           671.4
-------------------------------    -----    --------    --------        --------
Total assets less current
liabilities                                1,716.1     1,841.0         1,689.2
Creditors: amounts falling
due after more than one year        11      (487.0)     (548.9)         (488.4)
Provisions for liabilities
and charges                         12      (368.1)     (519.6)         (423.5)
-------------------------------    -----    --------    --------        --------
Net assets                                   861.0       772.5           777.3
-------------------------------    -----    --------    --------        --------

Capital and reserves
Called up share capital
Ordinary shares                               38.7        38.7            38.7
Convertible cumulative
preference shares                            337.2       337.2           337.2
-------------------------------    -----    --------    --------        --------
                                             375.9       375.9           375.9
Share premium account                         93.9        92.7            92.8
Capital redemption reserve                   461.9       461.9           461.9
Own shares                                    (8.7)       (3.8)           (6.4)
Profit and loss account                     (101.0)     (189.1)         (180.2)
-------------------------------    -----    --------    --------        --------
Shareholders' funds                          822.0       737.6           744.0
                                            --------    --------        --------
Equity shareholders' funds                   484.8       400.4           406.8
Non-equity shareholders'
funds                                        337.2       337.2           337.2
                                            --------    --------        --------
Equity minority interest                      39.0        34.9            33.3
-------------------------------    -----    --------    --------        --------
                                             861.0       772.5           777.3
-------------------------------    -----    --------    --------        --------



Consolidated statement of total recognised gains and losses
-----------------------       -----------             -----------             -----------
For the nine months        2 October 2004          4 October 2003          3 January 2004
ended 2 October 2004          Unaudited               Unaudited                Audited
                              9 months                9 months                12 months
                      GBP million GBP million GBP million GBP million GBP million GBP million

-----------------------      ------      ------      ------      ------      ------     -------

Profit attributable
to shareholders                         113.2                   107.7                   171.8
Foreign exchange
translation:
- group                       0.7                     4.8                   (41.5)
- associated
undertakings                 (0.1)                   (0.1)                   (0.4)
                             ------                  ------                  ------
                                          0.6                     4.7                   (41.9)
-----------------------      ------      ------      ------      ------      ------     -------
Total recognised
gains and losses                        113.8                   112.4                   129.9
-----------------------      ------      ------      ------      ------      ------     -------


Reconciliation of movement in consolidated shareholders' funds

---------------------           ----        --------        --------    --------
For the nine months ended 2  Notes   2 October 2004  4 October 2003  3 January
October 2004
                                         Unaudited       Unaudited        2004
                                          9 months        9 months     Audited
                                       GBP million     GBP million   12 months
                                                                   GBP million

---------------------           ----        --------        --------    --------

Total recognised gains
and losses for the
period                                       113.8           112.4       129.9
Dividends                        5           (49.2)          (60.3)     (121.7)
Gain arising on early
redemption of redeemable
convertible cumulative
preference shares                                -            10.8        10.8
---------------------           ----        --------        --------    --------
                                              64.6            62.9        19.0
Share issues (net of
costs)                                         1.1             0.6         0.6
Redemption of redeemable
convertible cumulative
preference shares                                -          (395.3)     (395.3)
Goodwill written back on
disposals                                     13.1            29.9        29.9
Provision for impairment
of goodwill on proposed
disposal                                         -               -        51.4
Purchase of own shares                        (3.9)              -        (2.5)
Cost of employee share
schemes charged to the
profit and loss account                        3.1             0.2         1.6
---------------------           ----        --------        --------    --------
Net addition
to/(reduction in) in
shareholders' funds                           78.0          (301.7)     (295.3)
Shareholders' funds at
the beginning of the
period                                       744.0         1,039.3     1,039.3
---------------------           ----        --------        --------    --------
Shareholders' funds at
the end of the period                        822.0           737.6       744.0
---------------------           ----        --------        --------    --------


Notes to the financial information prepared under accounting principles generally accepted in the United Kingdom
----------------------------------------------------
1. Turnover and operating profit for the three months ended 2 October 2004 (unaudited)

a. Segmental analysis                  Turnover                    Operating profit*
                            ------------------------------  -----------------------------
                               2 October   4 October 2003      2 October 2004  4 October
                                    2004        3 months            3 months        2003
                                3 months     GBP million         GBP million    3 months
                             GBP million                                      GBP million

By activity:
Continuing operations:
Industrial &
Automotive                         469.0           513.0                46.0        36.9
Air Systems
Components                         113.5           119.3                14.0        13.8
Engineered &
Construction
Products                           153.3           173.2                14.6        19.3
Central costs                          -               -                (6.5)       (6.2)
------------------------------     -------         -------             -------    --------
                                   735.8           805.5                68.1        63.8
Discontinued operations:
Engineered &
Construction
Products                               -            14.8                   -        (1.0)
------------------------------     -------         -------             -------    --------
                                   735.8           820.3                68.1        62.8
Goodwill
amortisation                           -               -                (3.2)       (3.5)
------------------------------     -------         -------             -------    --------
                                   735.8           820.3                64.9        59.3
------------------------------     -------         -------             -------    --------
By geographical origin:
United States of
America                            487.8           542.8                54.3        53.5
United Kingdom                      40.2            56.1                (4.7)      (10.5)
Rest of Europe                      74.1            77.3                 6.3         4.1
Rest of the World                  133.7           144.1                12.2        15.7
------------------------------     -------         -------             -------    --------
                                   735.8           820.3                68.1        62.8
Goodwill
amortisation                           -               -                (3.2)       (3.5)
------------------------------     -------         -------             -------    --------
                                   735.8           820.3                64.9        59.3
------------------------------     -------         -------             -------    --------
By geographical destination:
United States of
America                            511.1           567.2
United Kingdom                      23.7            31.0
Rest of Europe                      78.4           112.4
Rest of the World                  122.6           109.7
------------------------------     -------         -------             -------    --------
                                   735.8           820.3
------------------------------     -------         -------             -------    --------

*Operating profit includes the Group's share of the profits of associated undertakings. The split of the profits of associated undertakings analysed by class of business is Industrial & Automotive profit of GBP0.1 million (October 2003: GBP0.1 million), Engineered & Construction Products GBPnil (October 2003:
GBPnil). The split of the goodwill amortisation charged for the period, analysed by class of business, is Industrial & Automotive GBP1.2 million (October 2003:
GBP1.4 million) Air Systems Components GBP1.9 million (October 2003:
GBP2.0 million), Engineered & Construction Products GBP0.1 million (October 2003: GBP0.1 million).

b. Operating exceptional items

Operating profit is
after charging the
following operating
exceptional items:             2 October 2004                             4 October 2003
                                  3 months                                   3 months
                                GBP million                                GBP million
                     -------------------------------------     --------------------------------------
                       Continuing Discontinued     Total          Continuing Discontinued     Total
                       operations   operations                      operations   operations
--------------------      -------      -------     -------           -------      -------     -------
                     GBP million   GBP million  GBP million       GBP million  GBP million GBP million

Restructuring costs:
Industrial &
Automotive                 (1.4)           -        (1.4)             (9.6)           -        (9.6)
Air Systems
Components                 (0.3)           -        (0.3)             (0.6)           -        (0.6)
--------------------      -------      -------     -------           -------      -------     -------
Engineered &               (0.2)           -        (0.2)             (0.7)        (0.7)       (1.4)
Construction
Products                  -------      -------     -------           -------      -------     -------
--------------------
Total before
tax                        (1.9)           -        (1.9)            (10.9)        (0.7)      (11.6)
Tax
attributable                0.8            -         0.8               3.4          0.2         3.6
--------------------      -------      -------     -------           -------      -------     -------
Total after
tax                        (1.1)           -        (1.1)             (7.5)        (0.5)       (8.0)
--------------------      -------      -------     -------           -------      -------     -------


Notes to the financial information prepared under accounting principles generally accepted in the United Kingdom (continued)

2. Turnover and operating profit for the nine months ended 2 October 2004

a. Segmental                  Turnover                            Operating profit*
analysis
                    -------    --------     -------         -------   ---------    --------
                  2 October   4 October   3 January       2 October   4 October   3 January
                       2004        2003        2004            2004        2003        2004
                  Unaudited   Unaudited     Audited       Unaudited   Unaudited     Audited
                   9 months    9 months   12 months        9 months    9 months   12 months
                GBP million GBP million GBP million     GBP million GBP million GBP million

By activity:
Continuing
operations:
Industrial &
Automotive          1,473.4     1,503.3     1,977.2           138.3       130.2       169.2
Air Systems
Components            324.9       346.6       447.9            36.1        28.8        38.2
Engineered &
Construction
Products              479.2       506.7       648.2            46.4        51.5        62.6
Central costs             -           -           -           (18.8)      (17.9)      (24.0)
-----------------     -------    --------    --------        -------   ---------    --------
                    2,277.5     2,356.6     3,073.3           202.0       192.6       246.0
Discontinued
operations:
Engineered &
Construction
Products                6.2        62.7        77.1             0.1        (9.7)      (10.1)
-----------------     -------    --------    --------        -------   ---------    --------
                    2,283.7     2,419.3     3,150.4           202.1       182.9       235.9
Goodwill
amortisation              -           -           -            (9.3)       (8.6)      (11.9)
-----------------     -------    --------    --------         -------   ---------    --------
                    2,283.7     2,419.3     3,150.4           192.8       174.3       224.0
-----------------     -------    --------    --------         -------   ---------    --------
By geographical
origin:
United States
of America          1,478.4     1,619.3     2,075.1           138.8       146.8       186.1
United Kingdom        143.4       161.9       219.0            (6.1)      (27.1)      (32.7)
Rest of Europe        247.7       254.8       329.1            24.0        18.0        20.5
Rest of the
World                 414.2       383.3       527.2            45.4        45.2        62.0
-----------------     -------    --------    --------         -------   ---------    --------
                    2,283.7     2,419.3     3,150.4           202.1       182.9       235.9
Goodwill
amortisation              -           -           -            (9.3)       (8.6)      (11.9)
-----------------     -------    --------    --------         -------   ---------    --------
                    2,283.7     2,419.3     3,150.4           192.8       174.3       224.0
-----------------     -------    --------    --------         -------   ---------    --------
By geographical
destination:
United States
of America          1,557.1     1,634.4     2,117.4
United Kingdom         70.9        96.8       126.1
Rest of Europe        279.2       287.4       372.8
Rest of the
World                 376.5       400.7       534.1
-----------------     -------    --------    --------        -------   ---------    --------
                    2,283.7     2,419.3     3,150.4
-----------------     -------    --------    --------        -------   ---------    --------

*Operating profit includes the Group's share of the profits of associated undertakings. The split of the profits of associated undertakings analysed by class of business is Industrial & Automotive profit of GBP0.5 million (October 2003 (9 months): profit of GBP0.6 million and January 2004 (12 months): profit of GBP0.7 million), Engineered & Construction Products profit of GBPnil (October 2003 (9 months): profit of GBP0.1 million and January 2004 (12 months): profit of GBP0.2 million). The split of the goodwill amortisation charged for the period, analysed by class of business, is Industrial & Automotive GBP3.6 million (October 2003 (9 months): GBP2.2 million and January 2004 (12 months): GBP3.5 million), Air Systems Components GBP5.4 million (October 2003 (9 months): GBP6.1 million and January 2004 (12 months): GBP8.1 million), Engineered & Construction Products GBP0.3 million (October 2003 (9 months): GBP0.3 million and January 2004 (12 months): GBP0.3 million).

------------------------------------------------------------------------------------------------------------------------

Operating              2 October 2004                        4 October 2003                      3 January 2004
expenses:                Unaudited                             Unaudited                             Audited
                         9 months                              9 months                            12 months
                       GBP million                           GBP million                         GBP million
           ------------------------------------  ----------------------------------  -----------------------------------
           Continuing  Discontinued       Total  Continuing  Discontinued     Total  Continuing  Discontinued      Total
           operations    operations              operations    operations            operations    operations
          GBP million   GBP million GBP million GBP million   GBP million GBP million GBP million   GBP million GBP million
-----------    ------       -------      ------      ------       -------     ------     ------       -------     ------
Cost of       1,617.0           4.7     1,621.7     1,684.5          50.5    1,735.0    2,200.9          64.1    2,265.0
sales
Distribution
costs           255.3           0.4       255.7       270.9           6.9      277.8      358.0           8.0      366.0
Administration
expenses        213.0           1.0       214.0       217.9          15.0      232.9      281.2          15.1      296.3
-----------    ------       -------      ------      ------       -------     ------     ------       -------     ------
              2,085.3           6.1     2,091.4     2,173.3          72.4    2,245.7    2,840.1          87.2    2,927.3
-----------    ------       -------      ------      ------       -------     ------     ------       -------     ------

Notes to the financial information prepared under accounting principles generally accepted in the United Kingdom (continued)
------------------------------------------------------
2. Turnover and operating profit for the nine months ended 2 October 2004 (continued)

b. Operating exceptional items
------------------------------------------------------------------------------------------------------------------------
Operating
profit is after
charging the
following               2 October 2004                       4 October 2003                       3 January 2004
operating                 Unaudited                             Unaudited                             Audited
exceptional              9 months                              9 months                            12 months
items:                 GBP million                           GBP million                         GBP million
           ------------------------------------  ---------------------------------- ------------------------------------
           Continuing  Discontinued              Continuing  Discontinued            Continuing  Discontinued
           operations    operations       Total  operations    operations      Total operations    operations      Total
          GBP million   GBP million GBP million GBP million   GBP million GBP million GBP million  GBP million  GBP million

Restructuring
costs:
Industrial &
Automotive     (10.2)             -      (10.2)      (14.1)             -     (14.1)     (20.7)             -     (20.7)
Air Systems
Components      (0.3)             -       (0.3)       (2.9)             -      (2.9)      (4.1)             -      (4.1)
Engineered &
Construction
Products        (1.9)             -       (1.9)       (0.7)         (9.8)     (10.5)      (0.7)        (10.4)     (11.1)
-----------    ------       -------      ------      ------       -------     ------     ------       -------     ------
Total before
tax            (12.4)             -      (12.4)      (17.7)         (9.8)     (27.5)     (25.5)        (10.4)     (35.9)
Tax
attributable     4.0              -        4.0         5.8           2.9        8.7        8.9           2.6       11.5
-----------    ------       -------      ------      ------       -------     ------     ------       -------     ------
Total after
tax             (8.4)             -       (8.4)      (11.9)         (6.9)     (18.8)     (16.6)         (7.8)     (24.4)
-----------    ------       -------      ------      ------       -------     ------     ------       -------     ------


3. Tax on profit on ordinary activities

                                      2 October      4 October      3 January
                                           2004           2003           2004
                                      Unaudited      Unaudited        Audited
                                       9 months       9 months      12 months
                                    GBP million    GBP million    GBP million
UK                                          2.4           (3.4)         (93.7)
Overseas                                   48.5           45.4           56.9
Associated undertakings                     0.2            0.2            0.3
Deferred tax                                  -              -          (11.0)
------------------------------------      -------       --------       --------
                                           51.1           42.2          (47.5)
------------------------------------      -------       --------       --------

A tax credit of GBP2.3 million (October 2003: charge of GBP4.4 million and January 2004: charge of GBP0.5 million) arises on non-operating exceptional items. Exceptional items for the year ended 3 January 2004 also included a GBP90.7 million release of prior year tax provisions.







Notes to the financial information prepared under accounting principles generally accepted in the United Kingdom (continued)

------------------------------------------------------
4. Earnings per share
                                  Earnings                           Weighted average shares            Earnings per
                                                                                                               share
-------------------         -------      ------      ------         -------      --------      --------      -------

                           Profit
                  attributable to  Preference                    Ordinary
                     shareholders   dividends       Total          shares     Dilutions         Total
                      GBP million  GBP million GBP million         Number        Number        Number

9 months ended 2
October 2004
(unaudited)


Basic                       113.2       (11.9)      101.3     770,790,687             -   770,790,687        13.14p

Exercise of
share options                   -           -           -               -     3,993,892     3,993,892        (0.07)p
-------------------         -------      ------      ------         -------      --------      --------      -------
                            113.2       (11.9)      101.3     770,790,687     3,993,892   774,784,579        13.07p
Conversion of
preference
shares and
reversal of
preference
dividend                        -        11.9        11.9               -   102,650,664   102,650,664        (0.17)p
-------------------         -------      ------      ------         -------      --------      --------      -------
Diluted                     113.2           -       113.2     770,790,687   106,644,556   877,435,243        12.90p
-------------------         -------      ------      ------         -------      --------      --------      -------

Basic before
goodwill
amortisation
and
exceptional
items                       130.1       (11.9)      118.2     770,790,687             -   770,790,687        15.33p

Exercise of
share options                   -           -           -               -     3,993,892     3,993,892        (0.07)p
-------------------         -------      ------      ------         -------      --------      --------      -------
                            130.1       (11.9)      118.2     770,790,687     3,993,892   774,784,579        15.26p
Conversion of
preference
shares and
reversal of
preference
dividend                        -        11.9        11.9               -   102,650,664   102,650,664        (0.43)p
-------------------         -------      ------      ------         -------      --------      --------      -------
Diluted before
goodwill
amortisation
and
exceptional
items                       130.1           -       130.1     770,790,687   106,644,556   877,435,243        14.83p
-------------------         -------      ------      ------         -------      --------      --------      -------

9 months ended 4
October 2003
(unaudited)


Basic                       107.7       (24.7)       83.0     771,153,450             -   771,153,450        10.76p

Exercise of
share options                   -           -           -               -     1,512,089     1,512,089        (0.02)p
-------------------         -------      ------      ------         -------      --------      --------      -------
Diluted (1)                 107.7       (24.7)       83.0     771,153,450     1,512,089   772,665,539        10.74p
-------------------         -------      ------      ------         -------      --------      --------      -------

Basic before
goodwill
amortisation
and
exceptional
items                       131.7       (24.7)      107.0     771,153,450             -   771,153,450        13.88p

Exercise of
share options                   -           -           -               -     1,512,089     1,512,089        (0.03)p
-------------------         -------      ------      ------         -------      --------      --------      -------
                            131.7       (24.7)      107.0     771,153,450     1,512,089   772,665,539        13.85p
Conversion of
preference
shares and
reversal of
preference
dividend                        -        24.7        24.7               -   206,629,367   206,629,367        (0.40)p
-------------------         -------      ------      ------         -------      --------      --------      -------
Diluted before
goodwill
amortisation
and exceptional
items                       131.7           -       131.7     771,153,450   208,141,456   979,294,906        13.45p
-------------------         -------      ------      ------         -------      --------      --------      -------


Year ended 3
January 2004
(audited)


Basic                       171.8       (28.9)      142.9     771,037,499             -   771,037,499      18.53 p

Exercise of
share options                   -           -           -               -     2,034,111     2,034,111      (0.05)p
-------------------         -------      ------      ------         -------      --------      --------      -------
                            171.8       (28.9)      142.9     771,037,499     2,034,111   773,071,610      18.48 p
Conversion of
preference
shares and
reversal of
preference
dividend                        -        28.9        28.9               -   180,917,242   180,917,242        (0.47)p
-------------------         -------      ------      ------         -------      --------      --------      -------
Diluted                     171.8           -       171.8     771,037,499   182,951,353   953,988,852        18.01 p
-------------------         -------      ------      ------         -------      --------      --------      -------

Basic before
goodwill
amortisation
and
exceptional
items                       173.7       (28.9)      144.8     771,037,499             -   771,037,499       18.78 p

Exercise of
share options                   -           -           -               -     2,034,111     2,034,111        (0.05)p
-------------------         -------      ------      ------         -------      --------      --------      -------
                            173.7       (28.9)      144.8     771,037,499     2,034,111   773,071,610        18.73p
Conversion of
preference
shares and
reversal of
preference
dividend                        -        28.9        28.9               -   180,917,242   180,917,242        (0.52)p
-------------------         -------      ------      ------         -------      --------      --------      -------
Diluted before
goodwill
amortisation
and
exceptional
items                       173.7           -       173.7     771,037,499   182,951,353   953,988,852       18.21 p
-------------------         -------      ------      ------         -------      --------      --------      -------

(1) Based upon this profit, the preference shares are anti-dilutive at 4 October 2003 and therefore have been excluded from the calculation.

Basic earnings per share are calculated by dividing the profit attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the year. The weighted average number of ordinary shares in issue excludes the weighted average number of shares held by trusts relating to employee share schemes to which the participating employees are not unconditionally entitled. Diluted earnings per share takes into account the dilutive effect of share options outstanding under employee share schemes and the dilutive effect of the conversion of convertible preference shares.
The directors have presented earnings per share before exceptional items and goodwill amortisation on the basis that they believe it represents a useful measure of underlying year-on-year performance.

Notes to the financial information prepared under accounting principles generally accepted in the United Kingdom (continued)
---------------------------------------------------


5. Dividends on equity and non-equity shares

Ordinary shares:                         2 October     4 October     3 January
                                              2004          2003          2004
                                         Unaudited     Unaudited       Audited
                                          9 months      9 months     12 months
                                       GBP million   GBP million   GBP million

Interim 4.60p - paid 10 November 2003            -          35.6          35.6
Interim 4.83p - paid 12 November 2004         37.3             -             -
Final 7.40p - paid 1 June 2004                   -             -          57.2
---------------------------------            -------      --------      --------
                                              37.3          35.6          92.8
---------------------------------            -------      --------      --------

Preference shares:
Accrued at 3 January 2004                     (2.2)         (4.4)         (4.4)
Foreign exchange translation                     -           0.6           0.5
Paid during period                            11.9          26.3          30.6
Accrued at 2 October 2004                      2.2           2.2           2.2
---------------------------------            -------      --------      --------
                                              11.9          24.7          28.9
---------------------------------            -------      --------      --------
---------------------------------            -------      --------      --------
Total dividends                               49.2          60.3         121.7
---------------------------------            -------      --------      --------

The preference dividends for the nine months ended 2 October 2004 are payable on the convertible cumulative preference shares. The preference dividends for the nine months ended 4 October 2003 included GBP13.9 million paid on the convertible cumulative preference shares and GBP10.8 million paid on the redeemable convertible cumulative preference shares. The preference dividends for the year ended 3 January 2004 include GBP18.1 million paid on the convertible cumulative preference shares and GBP10.8 million paid on the redeemable convertible cumulative preference shares.


---------------------------------------------------
6. Reconciliation of operating profit to operating cash flows
                               --------------------
                                 2 October 2004
                                    Unaudited                4 October   3 January
                                    9 months                      2003        2004
                      -------------------------------------
                       Continuing Discontinued               Unaudited     Audited
                       operations   operations       Total    9 months   12 months
                      GBP million  GBP million GBP million GBP million GBP million

Operating profit            192.2          0.1       192.3       173.6       223.1
Amortisation of
goodwill                      9.3            -         9.3         8.6        11.9
Depreciation (net of
capital government
grants)                      86.7          0.4        87.1        97.2       128.6
Loss/(profit) on
sale of tangible
fixed assets                 (0.6)        (0.2)       (0.8)        0.2         1.3
Cost of employee
share schemes                 3.1            -         3.1         0.2         1.6
Impairment of fixed
asset investment                -            -           -           -         0.4
Costs on exit of
business                    (17.3)           -       (17.3)          -           -
Costs on disposal of
business                        -         (1.8)       (1.8)          -           -
Post-retirement
benefits                     (0.4)           -        (0.4)       (3.3)       (3.3)
Decrease in other
provisions                   (2.6)        (4.2)       (6.8)        3.9        (8.7)
(Increase)/decrease
in stock                    (23.8)         1.2       (22.6)       (9.7)       (4.2)
(Increase)/decrease
in debtors                  (73.4)        15.3       (58.1)      (47.2)      (17.2)
Increase/(decrease)
in creditors                 37.1         (3.9)       33.2        17.0        (1.5)
----------------------     --------     --------    --------    --------    --------
Net cash inflow from
operating activities        210.3          6.9       217.2       240.5       332.0
----------------------     --------     --------    --------    --------    --------




Notes to the financial information prepared under accounting principles generally accepted in the United Kingdom (continued)
----------------------------------------------------

7. Analysis of cash flow for headings netted in the consolidated cash flow statement

                                             2 October   4 October   3 January
                                                  2004        2003        2004
                                             Unaudited   Unaudited     Audited
Returns on investments and servicing of       9 months    9 months   12 months
finance:                                   GBP million GBP million GBP million

Interest received                                  5.1         2.8        10.2
Interest paid                                    (12.7)       (5.4)      (18.7)
Interest element of finance lease rental
payments                                          (0.8)       (0.9)       (1.1)
Preference dividends paid                        (11.9)      (26.3)      (30.6)
Investment by minority shareholder                 2.9           -         0.7
Repayment of capital to minority
shareholder                                          -           -        (1.5)
Dividends paid to subsidiary companies'
minority shareholders                             (2.7)       (3.9)       (3.9)
-----------------------------------              -------    --------    --------
Net cash outflow from returns on
investments and servicing of finance             (20.1)      (33.7)      (44.9)
-----------------------------------              -------    --------    --------

Tax (paid)/received:
Tax paid                                         (46.9)      (37.2)      (60.0)
Tax received                                      13.5        28.0        30.4
-----------------------------------              -------    --------    --------
Net cash outflow from tax                        (33.4)       (9.2)      (29.6)
-----------------------------------              -------    --------    --------

Capital expenditure:
Purchase of tangible fixed assets               (112.9)     (101.7)     (141.1)
Sale of tangible fixed assets                      3.7        21.7        27.1
-----------------------------------              -------    --------    --------
Net cash outflow from capital expenditure       (109.2)      (80.0)     (114.0)
-----------------------------------              -------    --------    --------

Financial investment:
Purchase of own shares                            (3.9)          -        (2.5)
-----------------------------------              -------    --------    --------
Net cash outflow from financial investment        (3.9)          -        (2.5)
-----------------------------------              -------    --------    --------

Acquisitions and disposals:
Purchase of subsidiary undertakings                  -      (156.8)     (153.5)
Net cash acquired with subsidiary
undertakings                                         -        11.0        11.0
Sale of subsidiary undertakings                   16.2        40.8        41.5
Net cash disposed with subsidiary
undertakings                                         -        (1.3)       (1.3)
-----------------------------------              -------    --------    --------
Net cash inflow/(outflow) from
acquisitions and disposals                        16.2      (106.3)     (102.3)
-----------------------------------              -------    --------    --------

Financing:
Share issues (net of costs)                        1.1         0.6         0.7
Redemption of redeemable convertible
cumulative preference shares                         -      (384.5)     (384.5)
Debt due within one year:
                                                 -------    --------    --------
(Decrease)/increase in short term
borrowings                                        (5.2)        1.5        (1.4)
Additional bank loans                              0.9         1.2         1.4
Repayment of other loans                             -        (0.3)       (0.5)
Debt due after more than one year:
Additional bank and other loans                    0.9       304.0       304.0
Repayment of bank and other loans                    -        (6.1)      (60.0)
Capital element of finance lease rental
payments                                          (2.7)       (3.1)       (4.0)
-----------------------------------              -------    --------    --------
Cash flow (decreasing)/increasing debt and
lease financing                                   (6.1)      297.2       239.5
-----------------------------------              -------    --------    --------
Net cash outflow from financing                   (5.0)      (86.7)     (144.3)
-----------------------------------              -------    --------    --------




Notes to the financial information prepared under accounting principles generally accepted in the United Kingdom (continued)
----------------------------------------------------

7. Analysis of cash flow for headings netted in the consolidated cash flow statement (continued)
Management of liquid resources:            2 October    4 October    3 January
                                                2004         2003         2004
                                           Unaudited    Unaudited      Audited
                                            9 months     9 months    12 months
                                         GBP million  GBP million  GBP million

(Increase)/decrease in cash on deposit          (5.0)        20.6         88.4
Increase in collateralised cash                 (1.1)        (2.4)        (2.3)
-----------------------------------            -------     --------     --------
Cash flow (increasing)/decreasing cash on
deposit and collateralised cash                 (6.1)        18.2         86.1
-----------------------------------            -------     --------     --------


8. Analysis of net debt       2 October                Exchange       3 January
                                   2004   Cash flow    movement            2004
                              Unaudited   Unaudited   Unaudited         Audited
                            GBP million GBP million GBP million     GBP million

Cash on demand                    130.2         3.7         0.5           126.0
Overdrafts                        (19.7)       (4.8)       (1.3)          (13.6)
                                             --------
                                               (1.1)
                                             --------
Debt due after
more than one year               (401.9)       (0.9)          -          (401.0)
Debt due within
one year                           (8.4)        4.3         0.4           (13.1)
Finance leases                    (13.5)        2.7         0.2           (16.4)
                                             --------
                                                6.1
                                             --------
Cash on deposit                    55.0         5.0         0.4            49.6
Collateralised cash                 4.9         1.1           -             3.8
                                             --------
                                                6.1
                                             --------
-----------------------------    --------    --------     -------        --------
Net debt                         (253.4)       11.1         0.2          (264.7)
-----------------------------    --------    --------     -------        --------

9. Debtors

                                         2 October   4 October  3 January 2004
                                              2004        2003         Audited
                                         Unaudited   Unaudited     GBP million
                                       GBP million GBP million

Amounts falling due within one year:
Trade debtors                                467.9       466.1           412.7
Amounts recoverable on long term
contracts                                     10.1        10.0            11.2
Corporation tax                               10.8        13.4            23.9
Deferred tax                                  39.6        32.7            41.0
Other taxes and social security                4.6         4.3             4.1
Other debtors                                 25.6        34.4            37.1
Prepayments and accrued income                60.5        62.9            52.1
Collateralised cash                            4.9         3.9             3.8
---------------------------------           --------    --------        --------
                                             624.0       627.7           585.9
Amounts falling due after more than one
year:
Deferred tax                                  14.4        14.0            14.7
Other debtors                                 30.9        25.2            23.6
---------------------------------           --------    --------        --------
                                             669.3       666.9           624.2
---------------------------------           --------    --------        --------


Notes to the financial information prepared under accounting principles generally accepted in the United Kingdom (continued)

--------------------------------------------------------------------------------
10. Creditors: amounts falling due within one year

                                   2 October      4 October     3 January 2004
                                        2004           2003            Audited
                                   Unaudited      Unaudited        GBP million
                                 GBP million    GBP million

Unsecured loan notes                     0.4            0.4                0.4
Other loans                                -            0.2                  -
Obligations under finance leases         4.0            3.9                3.5
Bank loans and overdrafts               27.7           52.8               26.3
Amounts owing to associated
undertakings                               -              -                0.2
Amounts due on long term contracts       0.5            1.0                0.8
Trade creditors                        219.6          218.1              199.4
Bills of exchange payable                1.7            1.4                1.0
Corporation tax                         20.4           20.2               16.3
Other taxes and social security         15.8           15.3               15.7
Other creditors                         62.0           59.7               63.0
Proposed and accrued dividends          39.5           37.8               59.4
Accruals and deferred income           127.3          143.1              116.3
----------------------------------    --------       --------           --------
                                       518.9          553.9              502.3
----------------------------------    --------       --------           --------


11. Creditors: amounts falling due after more than one year

                                   2 October      4 October     3 January 2004
                                        2004           2003            Audited
                                   Unaudited      Unaudited        GBP million
                                 GBP million    GBP million

Other loans                            400.1          400.0              400.1
Obligations under finance leases         9.5           14.5               12.9
Bank loans                               1.8           54.9                0.9
Other creditors                         72.7           75.2               70.2
Accruals and deferred income             2.9            4.3                4.3
----------------------------------    --------       --------           --------
                                       487.0          548.9              488.4
----------------------------------    --------       --------           --------


12. Provisions for liabilities and charges

                               Post-
                          retirement    Deferred    Other tax       Other
                            benefits         tax   provisions  provisions        Total
                        GBP million  GBP million  GBP million  GBP million GBP million

At 3 January
2004 (Audited)                 163.1        16.8        170.0         73.6       423.5
Foreign exchange
translation                     (0.4)        0.4         (0.4)        (1.3)       (1.7)
Charge for the period            8.0        (0.2)           -         11.4        19.2
Reversal of provisions for
disposal of business               -           -            -        (21.5)      (21.5)
Reversal of provisions for
loss on exit of business           -           -            -        (25.6)      (25.6)
Utilised during the
period                          (8.3)          -            -        (16.2)      (24.5)
Subsidiaries
disposed                        (0.1)       (0.2)           -         (1.0)       (1.3)
-------------------------     --------     -------     --------     --------    --------
At 2 October
2004 (Unaudited)               162.3        16.8        169.6         19.4       368.1
-------------------------     --------     -------     --------     --------    --------

Other provisions include provisions for restructuring costs, disposals and warranties.



Notes to the financial information prepared under accounting principles generally accepted in the United Kingdom (continued)
----------------------------------------------------
13. Contingencies

The Group is from time to time a party to legal proceedings and claims, which arise in the ordinary course of business. The directors do not anticipate that the outcome of any of these proceedings and claims, either individually or in aggregate, will have a material adverse effect upon the Group's financial position.

----------------------------------------------------
14. Disposals

Disposals
On 30 January 2004 and 31 January 2004 respectively, the business and assets of Hattersley Newman Hender Limited, and Pegler Limited were sold for a combined consideration, before costs, of GBP13.0 million of which GBP5.8 million is deferred. There was a loss on sale of GBP75.6 million, including GBP51.4 million of recycled goodwill, of which GBP72.9 million was provided in the year ended 3 January 2004.

On 1 June 2004 Mayfran International Inc was sold for a total consideration of $12.7 million (GBP6.9 million) of which $4.2 million (GBP2.3 million) is deferred. There was a loss on sale of GBP19.7 million, including GBP13.1 million of recycled goodwill.

On 10 June 2004 the wheels and rims business of Dexter Axle was sold for a total consideration of $10.9 million (GBP6.0 million) of which $2.0 million (GBP1.1 million) is deferred. There was a gain on sale of GBP3.1 million.

Costs of GBP0.7 million relating to disposals from prior years were incurred during the period.

----------------------------------------------------
15. Post balance sheet events
The sale of the European automotive curved hose business in Nevers, France was completed on 17 November 2004. Provisions amounting to GBP8.1 million in respect of potential closure costs have been released to profit and loss in the period.

----------------------------------------------------
16. Basis of preparation

The financial statements are for the 273 days ended 2 October 2004. The comparative figures are for the 277 days ended 4 October 2003 and the 368 days ended 3 January 2004.

The financial statements for the nine months ended 2 October 2004, which were approved by the directors on 24 November 2004, have been prepared in accordance with the accounting policies detailed in the financial statements for the year ended 3 January 2004.

The information presented for the three months ended 2 October 2004 and the nine months ended 2 October 2004 and the comparative periods are unaudited and are not subject to review by the auditors.

The financial information for the year ended 3 January 2004 has been extracted from the 2003 Report & Accounts, but does not comprise statutory financial statements for the purpose of Section 240 of the Companies Act 1985. A copy of those statements has been filed with the Registrar of Companies on which an unqualified report has been made by the auditors under Section 237(2) and 237(3) of the Companies Act 1985.


8. SUPPLEMENTAL FINANCIAL INFORMATION IN US DOLLARS UNDER US GAAP


Condensed consolidated profit and loss account for the three months ended 2 October 2004 prepared under accounting principles generally accepted in the United States of America (Unaudited)

-----------------------------------               ----      ---------   -------
                                                 Notes   2 October   4 October
                                                              2004        2003
                                                          3 months    3 months
                                                         $ million   $ million

-----------------------------------               ----   ---------   ---------

Net sales                                          a       1,330.2     1,264.7
Cost of sales                                               (946.0)     (901.2)
-----------------------------------               ----   ---------   ---------
Gross profit                                                 384.2       363.5
Selling, general and administrative expenses                (254.7)     (231.7)
Restructuring costs                                           (3.7)      (28.2)
-----------------------------------               ----   ---------   ---------
Operating income from continuing operations        a         125.8       103.6
Interest income                                                4.9         3.8
Interest expense                                              (8.0)       (8.7)
Other (expense)/income (net)                                  (5.5)        4.1
-----------------------------------               ----   ---------   ---------
Income from continuing operations before
taxes, minority interest and equity in net
income of associates                                         117.2       102.8
Income taxes                                                 (39.8)      (23.2)
-----------------------------------               ----   ---------   ---------
Income from continuing operations before
minority interest and equity in net income of
associates                                                    77.4        79.6
Minority interest                                             (2.4)       (2.5)
Equity in net income of associates                             0.2         0.2
-----------------------------------               ----   ---------   ---------
Income from continuing operations before
cumulative effect of change in accounting
principle                                                     75.2        77.3
Loss from discontinued operations                             (1.6)      (21.9)
(Loss)/gain on disposal of discontinued
operations                                                    (0.4)        4.5
-----------------------------------               ----   ---------   ---------
Net income                                                    73.2        59.9
Gain on redemption of redeemable convertible
cumulative preference shares                                     -        17.4
Preference dividends                                          (7.2)      (11.6)
-----------------------------------               ----   ---------   ---------
Net income attributable to common shareholders                66.0        65.7
-----------------------------------               ----   ---------   ---------

Net income per common share
Basic
Income from continuing operations before                     8.82c      10.78c
cumulative effect of change in accounting
principle
Loss from discontinued operations                          (0.20c)     (2.84c)
(Loss)/gain on disposal of discontinued                    (0.05c)       0.58c
operations
-----------------------------------               ----   ---------   ---------
Net income                                                   8.57c       8.52c
-----------------------------------               ----   ---------   ---------
Diluted

Income from continuing operations before                     8.58c       8.18c
cumulative effect of change in accounting
principle
Loss from discontinued operations                          (0.18c)     (2.32c)
(Loss)/gain on disposal of discontinued                    (0.05c)       0.48c
operations
-----------------------------------               ----   ---------   ---------
Net income                                                   8.35c       6.34c
-----------------------------------               ----   ---------   ---------


Condensed consolidated profit and loss account for the nine months ended 2 October 2004 prepared under accounting principles generally accepted in the United States of America (Unaudited)

---------------------------------     ----     -------    --------    --------
                                     Notes   2 October   4 October   3 January
                                                  2004        2003        2004
                                              9 months    9 months   12 months
                                             $ million   $ million   $ million

---------------------------------     ----     -------    --------    --------

Net sales                              a       4,084.7     3,667.4     4,854.5
Cost of sales                                 (2,894.0)   (2,603.5)   (3,457.9)
---------------------------------     ----     -------    --------    --------
Gross profit                                   1,190.7     1,063.9     1,396.6
Selling, general and
administrative expenses                         (785.8)     (709.3)   (1,033.7)
Restructuring costs                              (23.1)      (44.3)      (12.5)
---------------------------------     ----     -------    --------    --------
Operating income from continuing
operations                             a         381.8       310.3       350.4
Interest income                                   20.0        14.8        15.8
Interest expense                                 (30.0)      (19.7)      (30.2)
Other (expense)/income (net)                     (10.2)       22.1        54.8
---------------------------------     ----     -------    --------    --------
Income from continuing operations
before taxes, minority interest
and equity in net income of
associates                                       361.6       327.5       390.8
Income taxes                                     (94.2)      (65.3)       74.5
---------------------------------     ----     -------    --------    --------
Income from continuing operations
before minority interest and
equity in net income of associates               267.4       262.2       465.3
Minority interest                                (10.4)       (9.7)      (12.4)
Equity in net income of associates                 0.9         1.0         0.7
---------------------------------     ----     -------    --------    --------
Income from continuing operations
before cumulative effect of change
in accounting principle                          257.9       253.5       453.6
Loss from discontinued operations                 (9.6)      (43.3)      (87.5)
(Loss)/gain on disposal of
discontinued operations                           (6.0)       53.5        60.6
---------------------------------     ----     -------    --------    --------
Net income                                       242.3       263.7       426.7
Gain on redemption of redeemable
convertible cumulative preference
shares                                               -        17.4        17.4
Preference dividends                             (21.6)      (40.0)      (47.1)
---------------------------------     ----     -------    --------    --------
Net income attributable to common
shareholders                                     220.7       241.1       397.0
---------------------------------     ----     -------    --------    --------

Net income per common share
Basic
Income from continuing operations               30.66c      29.93c      54.98c
before cumulative effect of change
in accounting principle
Loss from discontinued operations              (1.25c)     (5.61c)    (11.35c)
(Loss)/gain on disposal of                     (0.78c)       6.94c       7.86c
discontinued operations
---------------------------------     ----     -------    --------    --------
Net income                             b        28.63c      31.26c      51.49c
---------------------------------     ----     -------    --------    --------
Diluted

Income from continuing operations               29.39c      25.89c      47.55c
before cumulative effect of change
in accounting principle
Loss from discontinued operations              (1.10c)     (4.42c)     (9.17c)

(Loss)/gain on disposal of                     (0.68c)       5.46c       6.35c
discontinued operations
---------------------------------     ----     -------    --------    --------

Net income                             b        27.61c      26.93c      44.73c
---------------------------------     ----     -------    --------    --------



Condensed consolidated cash flow statement prepared under accounting principles generally accepted in the United States of America (Unaudited)

-----------------------------------            -------   ---------    --------
                                             2 October   4 October   3 January
                                                  2004        2003        2004
                                              9 months    9 months   12 months
                                             $ million   $ million   $ million

-----------------------------------              -------   ---------    --------
Cash flow from operating activities
Net income                                       242.3       263.7       426.7
Depreciation and amortisation                    163.0       144.5       196.8
Impairment of goodwill                               -           -        12.5
Deferred income taxes                              1.8         6.8       (14.5)
Unremitted equity earnings                        (0.9)       (0.3)       (1.1)
Loss from discontinued operations                  9.6        43.3        87.5
Loss/(gain) on disposal of business                6.0       (53.5)      (60.6)
Impairment of fixed asset investment                 -           -         0.7
Minority interest                                 10.4         9.7        12.4
Gain on sale of fixed assets                      (6.7)          -           -
Dividends received from associated
undertakings                                       0.5           -         0.8
Stock based compensation                           3.5         6.1         9.1
Change in current taxes                           32.9        46.2      (107.9)
Increase in accounts receivable                 (123.2)     (104.7)      (32.6)
Decrease in prepaid expenses and other
assets                                            15.3        17.9        13.4
Increase in inventory                            (41.3)      (11.3)       (4.4)
Increase in accounts payable                      58.0        33.8        10.6
(Decrease)/increase in accrued liabilities       (44.9)      (31.5)        2.6
-----------------------------------              -------   ---------    --------
Net cash provided by operating activities        326.3       370.7       552.0
-----------------------------------              -------   ---------    --------
Cash flows from investing activities
Capital expenditure                             (204.1)     (119.4)     (209.0)
Proceeds from the disposal of fixed assets         6.4           -        32.0
Proceeds from the sale of subsidiaries            29.4        63.5        64.0
Investment in subsidiaries, net of cash
acquired                                             -      (245.3)     (240.0)
-----------------------------------              -------   ---------    --------
Net cash used in investing activities           (168.3)     (301.2)     (353.0)
-----------------------------------              -------   ---------    --------
Cash flows from financing activities
Bank loans repayment                             (18.9)       (0.6)      (83.8)
Bank loans drawdown                               16.5       542.9       498.0
Issuance of ordinary shares                        2.0         1.0         1.1
Redemption of redeemable convertible
cumulative preference shares                         -      (603.3)     (603.3)
Payments to acquire treasury stock                (7.1)          -        (4.1)
Dividend payments                               (131.5)     (130.2)     (210.8)
Investment by/(repayment of capital to)
minority shareholder                               5.3           -        (1.3)
-----------------------------------              -------   ---------    --------
Net cash used in financing activities           (133.7)     (190.2)     (404.2)
-----------------------------------              -------   ---------    --------
Net cash used by discontinued operations         (10.1)      (18.5)      (28.5)
Effect of exchange rate changes on cash            6.2        18.2         2.6
-----------------------------------              -------   ---------    --------
Net increase/(decrease) in cash and cash
equivalents                                       20.4      (121.0)     (231.1)
Cash and cash equivalents at beginning of
period                                           321.1       552.2       552.2
-----------------------------------              -------   ---------    --------
Cash and cash equivalents at end of period       341.5       431.2       321.1
-----------------------------------              -------   ---------    --------

Supplemental schedule of investing and
financing activities:
Cash paid during the period for interest         (24.5)      (10.2)      (32.3)
Cash paid during the period for income
taxes                                            (85.2)      (59.9)      (97.8)
Non-cash investing and financing activities:

Capital lease additions                              -        (7.1)       (7.0)
-----------------------------------              -------   ---------    --------

Condensed consolidated balance sheet prepared under accounting principles generally accepted in the United States of America (Unaudited)

-----------------------------------        --------   ---------        ---------
                                        2 October   4 October    3 January 2004
                                             2004        2003        $ million
                                        $ million   $ million

-----------------------------------        --------   ---------        ---------
Assets
Current assets
Cash and cash equivalents                   341.5       431.2            321.1
Accounts receivable (net)                   850.5       811.9            714.1
Inventories (net)                           662.6       607.4            609.9
Deferred income taxes                        78.7        48.4             77.8
Prepayments and other assets                109.2       140.7            167.9
Assets held for sale                         78.7       114.1            136.6
-----------------------------------        --------   ---------        ---------
Total current assets                      2,121.2     2,153.7          2,027.4
Long term assets
Property, plant and equipment             1,398.3     1,371.4          1,393.4
Goodwill                                  1,709.3     1,753.3          1,706.7
Intangible assets                            43.5        52.0             44.2
Deferred income taxes                       114.6       128.7            122.4
Other long term assets                       55.0        38.7             41.2
-----------------------------------        --------   ---------        ---------
Total assets                              5,441.9     5,497.8          5,335.3
-----------------------------------        --------   ---------        ---------
Liabilities and shareholders' equity
Current liabilities
Bank loans                                   57.7        95.5             54.1
Accounts payable                            396.4       360.8            355.5
Other current liabilities                   434.5       452.0            416.1
Taxes payable                               321.9       447.9            290.7
Deferred income taxes                         1.3         3.7              0.4
Liabilities related to assets held
for sale                                     15.8        51.4             41.4
-----------------------------------        --------   ---------        ---------
Total current liabilities                 1,227.6     1,411.3          1,158.2
Long term liabilities
Bank loans                                  739.0       782.8            740.9
Pension obligations                         271.9       332.0            291.1
Post retirement obligations other
than pensions                               291.5       291.5            292.0
Deferred income taxes                        46.5        30.5             47.6
Other long term liabilities                  44.8        56.6             48.9
-----------------------------------        --------   ---------        ---------
Total liabilities                         2,621.3     2,904.7          2,578.7
-----------------------------------        --------   ---------        ---------
Minority interest                            70.1        58.2             59.6
Shareholders' equity
                                           --------   ---------        ---------
Common stock, par value 5p;
authorised shares - 1,585,164,220;
issued and outstanding shares -
773,871,419 (4 October 2003:
773,212,438; 3 January 2004:
773,262,360)                                 69.5        64.5             69.3
Convertible cumulative preferred
stock, par value $50; authorised
shares - 13,920,000; issued and
outstanding shares - 10,506,721 (4
October 2003: 10,506,721; 3 January
2004: 10,506,721)                           605.7       562.2            603.6
Treasury stock                              (15.6)       (6.3)           (11.5)
Additional paid-in capital                  198.5       168.1            194.4
Retained earnings                         1,588.0     1,378.6          1,539.1
Restricted reserves                         829.7       770.2            826.8
Accumulated other comprehensive loss       (525.3)     (402.4)          (524.7)
-----------------------------------        --------   ---------        ---------
Total shareholders' equity                2,750.5     2,534.9          2,697.0
-----------------------------------        --------   ---------        ---------
Total liabilities and shareholders'
equity                                    5,441.9     5,497.8          5,335.3
-----------------------------------        --------   ---------        ---------



Notes to the financial statements prepared under accounting principles generally accepted in the United States of America (Unaudited)

------------------------------------         -------      -------     --------
a. Analysis by business segment
(i) Three months ended 2 October 2004                 2 October    4 October
                                                           2004         2003
                                                       3 months     3 months
                                                      $ million    $ million

Net sales
Industrial & Automotive                                   840.7        807.5
Air Systems Components                                    206.0        192.4
Engineered & Construction Products                        283.5        264.8
------------------------------------         -------      -------     --------
                                                        1,330.2      1,264.7
------------------------------------         -------      -------     --------
Operating income
Industrial & Automotive                                    83.0         60.0
Air Systems Components                                     25.2         22.8
Engineered & Construction Products                         29.3         35.3
Central Costs                                             (11.7)       (14.5)
------------------------------------         -------      -------     --------
                                                          125.8        103.6
------------------------------------         -------      -------     --------
(ii) Nine months ended 2 October 2004    2 October    4 October    3 January
                                              2004         2003         2004
                                          9 months     9 months    12 months
                                         $ million    $ million    $ million
Net sales
Industrial & Automotive                    2,643.7      2,337.8      3,129.0
Air Systems Components                       590.5        558.5        730.3
Engineered & Construction Products           850.5        771.1        995.2
------------------------------------         -------      -------     --------
                                           4,084.7      3,667.4      4,854.5
------------------------------------         -------      -------     --------
Operating income
Industrial & Automotive                      253.5        211.6        242.3
Air Systems Components                        65.4         47.1         61.1
Engineered & Construction Products            94.2         88.3        105.0
Central Costs                                (31.3)       (36.7)       (45.5)
------------------------------------         -------      -------     --------
                                             381.8        310.3        362.9
Goodwill impairment                              -            -        (12.5)
------------------------------------         -------      -------     --------
                                             381.8        310.3        350.4
------------------------------------         -------      -------     --------




Notes to the financial statements prepared under accounting principles generally accepted in the United States of America (Unaudited) (continued)

--------------------------------        --------      ---------      ---------
b. Net income per common share
                                     2 October      4 October      3 January
                                          2004           2003           2004
                                      9 months       9 months      12 months
                                     $ million      $ million      $ million

Basic
Net income                               242.3          263.7          426.7
Gain on redemption of redeemable
convertible cumulative preference
shares                                       -           17.4           17.4
Less preference dividends                (21.6)         (40.0)         (47.1)
--------------------------------        --------      ---------      ---------
Net income attributable to common
shareholders                             220.7          241.1          397.0
--------------------------------        --------      ---------      ---------

Weighted average shares            770,790,687    771,153,450    771,037,499
--------------------------------        --------      ---------      ---------
Net income per share                    28.63c         31.26c         51.49c
--------------------------------        --------      ---------      ---------

Diluted
Net income                               242.3          263.7          426.7
--------------------------------        --------      ---------      ---------
Weighted average shares
Ordinary shares in issue           770,790,687    771,153,450    771,037,499
Exercise of options                  3,993,892      1,512,089      2,034,111
Conversion of preference shares    102,650,664    206,629,367    180,917,242
--------------------------------        --------      ---------      ---------
                                   877,435,243    979,294,906    953,988,852
--------------------------------        --------      ---------      ---------
Net income per share                    27.61c         26.93c         44.73c
--------------------------------        --------      ---------      ---------

----------------------------------------------------
c. Basis of preparation

The third quarter financial statements prepared under accounting principles generally accepted in the United States of America have been prepared in accordance with the accounting policies applied in the financial statements for the year ended 3 January 2004.



9. RECONCILIATION OF FINANCIAL INFORMATION IN STERLING UNDER UK GAAP TO
FINANCIAL INFORMATION IN US DOLLARS UNDER US GAAP (Unaudited)
       ----------------------------------     --------    ---------     --------
                                           2 October    4 October    3 January
                                                2004         2003         2004
                                            9 months     9 months    12 months
                                         GBP million  GBP million  GBP million

Profit attributable to shareholders
Net income before preference dividend
under UK GAAP                                  113.2        107.7        171.8
US GAAP adjustments:
Goodwill amortisation                            9.3          8.6         11.9
Goodwill impairment                                -            -        (30.0)
Adjustments to fair value of net assets
acquired                                           -         (0.2)        (0.2)
Reversal of UK provision for impairment            -            -         51.4
Adjustment to UK provision for costs on
exit of business                                (9.7)        16.0         10.5
Other differences arising on treatment of
provisions for restructuring costs               1.2          1.4          2.5
Intangibles amortisation                        (2.1)        (1.0)        (1.6)
Inventory adjustment                            (0.4)        (1.9)        (2.5)
Gain on disposal of operations                  13.1         22.6         22.6
Pension costs                                    8.2          2.7          3.4
Share options                                    1.2         (3.8)        (4.0)
Capitalised interest                             3.8          2.1          2.2
Deferred income tax                              1.1         (4.2)        (2.1)
Derivatives                                     (5.6)        13.7         29.5
----------------------------------            --------    ---------     --------
Net income under US GAAP                       133.3        163.7        265.4
----------------------------------            --------    ---------     --------

                                           $ million    $ million    $ million
Net income under US GAAP expressed in US
dollars at an average exchange rate of GBP1
= $1.8176 (October 2003: GBP1= $1.6114 and
January 2004: GBP1 = $1.6306)                    242.3        263.7        432.8
Differences arising from use of average
exchange rate versus actual exchange rate          -            -         (6.1)
----------------------------------            --------    ---------     --------
Net income under US GAAP expressed in US
dollars                                        242.3        263.7        426.7
----------------------------------            --------    ---------     --------


                                     2 October        4 October       3 January
                                          2004             2003            2004
                                   GBP million      GBP million     GBP million


Shareholders' equity
Shareholders'
funds under UK GAAP                      822.0           737.6           744.0
US GAAP adjustments:
Goodwill (net)                           743.4           809.1           736.7
Reversal of UK provision for
costs on exit of business                  0.6            16.0            10.5
Intangibles (net)                         24.2            31.2            24.5
Inventory                                 (2.6)           (1.8)           (2.3)
Pension liabilities                     (118.1)         (164.8)         (127.0)
Share options                              1.2             0.7             0.7
Capitalised interest                      17.5            14.9            13.5
Dividends                                    -               -            57.2
Deferred income tax                       44.3            65.4            46.8
Derivatives                               (4.7)           10.6            (0.5)
Restructuring costs                        3.5             1.4             2.5
----------------------------------       -------       ---------        --------
Shareholders' equity under US GAAP     1,531.3         1,520.3         1,506.6
----------------------------------       -------       ---------        --------

                                     $ million       $ million       $ million
Shareholders' equity under US GAAP
expressed in US dollars at
a closing exchange rate of
GBP1 = $1.7962(October 2003:
GBP1= $1.6674 and January
2004: GBP1 = $1.7901)                    2,750.5         2,534.9         2,697.0
----------------------------------       -------       ---------        --------


                                 SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              By:   Tomkins plc
                                                    (Registrant)
Date:  24 November 2004

                                              By: /s/ Denise Patricia Burton
                                                  ----------------------------
                                              Name:  Denise Patricia Burton
                                              Title: Deputy Company Secretary